List of Schedules to the Stock Purchase Agreement between American Augers and Charles Machine Works

Schedule 3.06

Copies of Unaudited Financial Statements

Schedule 3.06 Financial Statements

American Augers Balance Sheet

American Augers	9/30/2012	12/31/2011	12/31/2010	12/31/2009
Cash	$ 16,115	$ 1,419	$ 3,353	$ 15,661
Accounts Receivable - Net	4,790,668	3,042,841	4,747,234	2,470,230
Notes and Other Receivables	460,271	640,860	759,804	244,367
Inventory - Net	34,539,921	32,359,495	25,444,743	22,465,530
Prepaid Expenses & Other Current Assets	217,315	507,558	212,449	303,069
Intercompany Receivables	556,400	249,188	8,847	91,556
Current Assets	40,580,690	36,801,361	31,176,430	25,590,413
Property, Plant and Equipment	21,623,360	21,200,659	21,393,981	15,103,481
Accumulated Depreciation	8,573,459	7,756,461	6,556,013	5,281,659
Net Lease Equipment	2,557,049			
Capital Expenditures	639,819	532,369	123,393	6,301,480
Disposition and Retirements - Assets	139,609	109,668	316,715	10,980
Disposition and Retirements A/D	(136,426)	(101,177)	(53,108)	(10,057)
Net Property, Plant & Equipment	16,243,586	13,968,076	14,697,754	16,122,379
Other Assets	415,487	427,487	258,000	-
Total Assets	57,239,763	51,196,924	46,132,184	41,712,792
Accounts Payable	$ 3,410,197	$ 5,321,930	$ 4,535,720	$ 1,687,579
Accrued & Other	4,006,422	9,257,629	2,820,220	2,218,422
Accrued Warranty	1,976,309	1,403,585	946,523	962,606
Advances from Corporate [1]	35,437,764	23,152,866	25,055,368	21,192,107
State Income Taxes Payable	169,572	126,613	169,052	248,671
Intercompany Payables	9,633	4,328	(1,675)	144,616
Current Liabilities	45,009,897	39,266,951	33,525,208	26,454,001
Long-term Debt	13,069,954	12,658,551	12,260,098	11,874,187
Deferred & Other Liabilities	4,000	4,000	32,000	
Total Liabilities	58,083,851	51,941,502	45,817,306	38,328,188
Common Stock	13	13	13	13
Additional Paid-in Capital	15,608,581	15,608,581	15,608,581	15,608,581
Prior Retained Earnings	(17,921,145)	(16,565,198)	(13,583,652)	(9,277,366)
Current Retained Earnings [1]	1,468,463	212,026	(1,710,064)	(2,946,624)
Total Stockholder's Equity	(844,088)	(744,578)	314,878	3,384,604
Total Liabilities & Shareholder's Equity	57,239,763	51,196,924	46,132,184	41,712,792

[1] Excludes current years' allocation of Corporate management fees, interest expense on intracomapany debt and Federal income tax expense that are recorded after the initial yearend close

** Excludes any assets or liabilities related to Federal Income taxes

Schedule 3.06 Financial Statements

American Augers Statements of Retained Earnings and Stockholders' Equity

American Augers	Common Stock Shares	Common Stock Amount	Additional Paid In Capital	Retained Earnings	Total Equity
Balance December 31, 2008	1,335	$ 13	$ 15,608,581	$ (9,277,367)	$ 6,331,227
Net Loss Excluding Corporate Allocations				(2,946,624)	(2,946,624)
Corporate Allocations Y/E 12/2009 [1]				(1,359,661)	(1,359,661)
Balance December 31, 2009	1,335	13	15,608,581	(13,583,652)	2,024,942
Net Loss Excluding Corporate Allocations				(1,710,064)	(1,710,064)
Corporate Allocations Y/E 12/2010 [1]				(1,271,482)	(1,271,482)
Balance December 31, 2010	1,335	13	15,608,581	(16,565,198)	(956,604)
Net Income Excluding Corporate Allocations				212,027	212,027
Corporate Allocations Y/E 12/2011 [1]				(1,567,974)	(1,567,974)
Balance December 31, 2011	1,335	13	15,608,581	(17,921,145)	(2,312,551)
Net Income Excluding Corporate Allocations [2]				1,468,463	1,468,463
Balance September 30, 2012	1,335	13	15,608,581	(16,452,682)	(844,088)

[1] Includes current year's allocation of Corporate management fees, interest expense on advances from corporate and Federal income tax expense

[2] Excludes current years' allocation of Corporate management fees, interest expense on advances from corporate and Federal income tax expense that are recorded after the initial yearend close

Schedule 3.06 Financial Statements

American Augers Profit and Loss Statement

	YTD September 30, 2012	Fiscal Years Ended December 31, 2011	2010	2009
Total Amount Reported				
Net Sales	$ 39,409,717	$ 47,279,309	$ 34,267,537	$ 40,049,413
Cost of Goods Sold	32,666,923	38,977,548	29,805,326	34,499,332
Gross Profit	6,742,794	8,301,761	4,462,211	5,550,081
Gross Profit %	*17.11%*	*17.56%*	*13.02%*	*13.86%*
Selling, general and administrative expenses [1]	5,256,622	8,132,291	6,281,647	8,575,656
SGA&E % of Sales	*13.34%*	*17.20%*	*18.33%*	*21.41%*
Income from Operations	1,486,172	169,470	(1,819,437)	(3,025,575)
Interest Expense [2]	4	3,292	13,342	5,240
Other Income, Net	25,514	2,415	45,473	18,793
Income Before Federal Income Taxes	1,511,682	168,593	(1,787,306)	(3,012,022)
State Income Taxes	43,219	(43,432)	(77,242)	(65,399)
Net Income (Loss) Before Federal Income Taxes	1,468,463	212,026	(1,710,064)	(2,946,624)

[1] Excludes Corporate Management Fees that are recorded after the initial yearend close

[2] Excludes interest expense on intercompany debt that is recorded after the initial yearend Close

Schedule 3.10(b)

Real Property

Schedule 3.10(b) Real Property

Parcel #	Address	Status	Description	Current User
D11-022-0-0016-01	841 Township Road 133, West Salem Ohio 44287	Owned by American Augers	13.41 acre with a house	Residential lease
D11-022-0-0015-00	135 US State Route 42, West Salem Ohio 44287	Owned by American Augers	27.74 acres with office & mfg bldgs	Manufacturing and office
D11-022-0-0018-00	133 US State Route 42, West Salem Ohio 44287	Owned by American Augers	5.22 acres with warehouse & maintenance	Warehousing and maintenance
D11-022-0-0002-03	157 US State Route 42, West Salem Ohio 44287	Owned by American Augers	2.25 acres with a garage on it	No current use

Lease Agreement

This Lease Agreement, hereafter referred to as "Agreement", is made between American Augers, Inc., hereafter referred to as "Owner" and Kevin Slarb, hereafter referred to as "Tenant".

This Agreement applies to the property located at 841 Twp Rd 133Rd, West Salem, Ohio, 44287 hereafter referred to as "House". The Tenant agrees to lease the House for a period of one (1) year, commencing September 1, 2011 for the monthly sum of $500.00 (five hundred dollars) paid in accordance with the terms of this Agreement. A security deposit equal to one month rent will also be paid to the Owner.

After the original one-year period, Tenant will remain a resident from month to month and this Agreement will continue to be in force unless terminated by the procedures set forth herein. A forty-five (45) day written notice is required to terminate this Agreement. All conditions of this Agreement will remain in full effect as long as the Tenant is a resident of this Apartment and until the Agreement is terminated as specified herein.

---

1. Payment: Monthly rent is to be paid by Noon on the first day of each month. Rent received after the first day of the month will carry a late fee of $20, plus an additional charge of $5.00 per day until the full amount is received by the Owner. First month's rent is due before keys are issued and before any moving in begins.

2. Security Deposit: The amount of the security deposit is $500. The security deposit will be refunded, less any retained amount, at the valid termination of this Agreement. In the event that the terms of this Agreement are breached, the Security Deposit may be applied towards any rental payments that may be due or become due thereafter.

3. Utilities: The Tenant will pay electric, gas or propane, telephone, cable TV, and trash removal. Electric charges include power for, air conditioner, appliances, water heater, water pump, sump pump, outside outlets and outside security lights.

4. Use: The Tenant shall use the House only as a private dwelling and will not allow the House or grounds to be used for any unlawful purpose or in any noisy, boisterous or other manner offensive to other neighbors. The Tenant agrees to comply with all laws, ordinances, statutes and regulations of any duly constituted governmental authority having jurisdiction thereof. The Tenant agrees not to rent, sublet or in any way assign the right to reside in the Apartment or any portion of it without written approval of the Owner. The Tenant agrees to keep the House in a clean, decent and sanitary condition for the term of his residence. The Tenant agrees that the occupancy of the House will not exceed four persons.

5. Care: The Tenant agrees to exercise due care in the use of the House, grounds, appliances, fixtures, and any accessories provided by the Owner. Tenant will not change or add any locks to the Apartment without written permission by the Owner. Tenant agrees not to allow smoking inside the House at any time.

6. Liability: The Tenant agrees to exercise due care in the use of the premises and also agrees that the appliances, fixtures and accessories are under his control; and, therefore, the Owner is not liable to the Tenant, his guests or visitors for any damages, whether to person or property, caused by the electric or water systems or for failure of these or any other fixtures. The Owner will not be held liable for any condition of the House, the appliances, the grounds around the House, or any acts committed by the agents or independent contractors employed by the Owner that result in injury or damage to the resident or his guests. All personal property placed anywhere on the premises, including motor vehicles, shall be at the Tenant's risk or at the risk of the persons owning such property.

The Tenant will secure and maintain Liability Insurance covering residents of the House and all visitors and invitees of the Tenant. The Tenant will secure and maintain sufficient insurance covering household possessions against such losses that may be sustained by: theft, vandalism, fire, wind, water, earthquake or other disaster or mishap, whether natural or an act of man.

The Tenant will keep smoke detectors operable and in good condition at all times. The Tenant will check the smoke detectors as often as necessary to ensure they are operational. The Tenant will keep the fire extinguisher operable at all times and verify its condition as often as necessary.

7. Right of Entry: The Owner reserves the right to enter the Apartment at reasonable times for inspection and maintenance purposes. The Owner will give the Tenant 24 hours notice whenever practical. Entry by the Owner will only occur when Tenant is present, unless the Tenant requests otherwise.

8. Right of Exhibit: During the forty-five day period prior to the termination of this Agreement, the Owner shall have the right to exhibit the House at reasonable times to prospective renters. In the event the House is for sale, the Owner shall have the right to exhibit the House to prospective purchasers. Exhibiting of the property will always be after prior notification to the Tenant and with their presence.

9. Increase of Rent: The Owner may increase the rent stipulated above by giving written notice to the Tenant. The increase will become effective thirty days after such notice is given. In the event of rent increase, all terms and conditions of this Agreement will remain in full force. However, at the option of the Tenant, this lease may be canceled, provided the Tenant gives a written notice and fulfills the forty-five day clause as specified herein.

10. Termination of Agreement: Termination of this Agreement by Tenant may only occur after the initial one-year period, unless section 9 above is exercised. The Tenant agrees to give at least forty-five (45) days written notice of his desire to terminate this Agreement. The Security Deposit will be refunded, less any retained amount for conditions specified herein, thirty days after the valid termination of this Agreement.

The Tenant agrees to fulfill the following conditions upon vacating the Apartment:

a) House does not have damage.
b) House is in clean condition and does not require the Owner to clean before the next person occupies the Apartment
c) Keys and garage door openers are returned
d) The area surrounding the House is in original condition
e) All items brought on premises by the Tenant or their guests have been removed

If any of these conditions are not fulfilled, the Tenant agrees to pay the Owner such amounts as may be necessary to fulfill these conditions. The Security Deposit may be used to cover as much of the cost as possible, with the Tenant paying any residual amounts.

The Tenant will be responsible for rental payments and utility bills until all keys and garage door openers have been returned. Items' remaining after the Tenant has vacated the House become Owner's property.

Termination of this Agreement by Owner can only occur in writing, giving 90 days of notice to Tenant, after the initial on-year period on the Agreement.

11. Miscellaneous: This Agreement shall be construed consistent with all laws and public policies; if, and only to the extent that any court of competent jurisdiction determines that it is possible to so construe any provision of this Agreement and consequently holds that provision to be invalid, then such holding shall in no way affect the validity of any other provisions of this Agreement.

The Tenant has been provided ____ inner door keys, ____ storm door keys and ____garage door remotes.

The Tenant agrees to provide proper supervision for children and other guests or visitors, and proper care will be taken with respect to the road or other dangerous situations that may develop.

The House is a smoke-free residence and the Tenant agrees not to allow smoking inside the House.

When the Tenant must contact the Owner, such contact will be made at a reasonable hour, unless the situation warrants immediate or emergency notification.

12. Summary of charges:

Monthly rent $500
Rent is due by Noon the first day of each month
Late fee $20 plus $5 per day

Cleaning charge	$45 per hour
Charge for keys not returned	$20 each
Charge for garage door opener	$75 each

We hereby acknowledge that we have read and fully understand this Agreement and agree to be bound by and abide by its conditions. On this date we have also signed the first two pages of this Agreement indicating our agreement of all pages.

_______________________ 8-1-2014
Kevin Slarb — Date

_______________________ 8-1-2014
Brad Dolan for American Augers — Date

This conveyance has been ...
and the Grantor has com...
Section 519.202 of the ...

MAR - 2 2011

50¢ pd

Number 1411

Philip H. Leibolt

Ashland County Auditor

D11-022-0-0016-01

O.K.
CAF

WARRANTY DEED

That, SHELIA OWENS-BAUER, unmarried, the Grantor(s), for valuable consideration paid, grants with general warranty covenants to: AMERICAN AUGERS, INC., the following REAL PROPERTY:

Situated as follows:
Description as attached hereto, marked Exhibit "A" and made a part hereof.
Permanent Parcel No. D110220001601

Subject to all easements, covenants, and restrictions of record and taxes which shall be prorated to date of closing.

INCLUDED IN THIS TRANSFER ANY AND ALL MINERAL RIGHTS OWNED BY GRANTOR OBTAINED THRU QUIT-CLAIM DEED RECORDED AT OFFICIAL RECORD VOLUME 11, PAGE 284 AND ½ INTEREST THRU CERTIFICATE OF TRANSFER AT OFFICIAL RECORD VOLUME 667, PAGE 536. NOTE: ALL INTEREST AND RIGHTS OF THE CLINTON SANDSTONE FORMATION PREVIOUSLY DEEDED TO SAID GRANTEE THRU OFFICIAL RECORD VOLUME 128, PAGE 891.

Prior instrument record: ORV 667 Page 536 of the Deed Records of Ashland County.

WITNESS my hand this 3rd day of March 2011.

Shelia Owens-Bauer

SHELIA OWENS-BAUER

EXHIBIT "A" 11-02-21K

Situated in the Township of Jackson, County of Ashland and State of Ohio: Being a part of the Northeast Quarter of Section 22, Jackson Township, T-23 N, R-15 W, Ashland County, Ohio and described as follows: Beginning at an iron pin set at the southeast corner of the Northeast Quarter of Section 22 the TRUE POINT OF BEGINNING; thence with the following six (6) courses: 1) North 87 degrees 40' 00" West 1456.80 feet along the quarter section line to a R.R. spike found in the center of Township Road 133, witnessed by an iron pin found South 87 degrees 40' 00" East 23.86 feet; 2) North 18 degrees 13' 07" West 493.23 feet along the centerline of Township Road 133 to a R,R. spike set witnessed by an iron pin set South 87 degrees 40' 00" East 30.00 feet; 3) South 87 degrees 40' 00" East 664.83 feet along Robert D. Denny (Deed Volume 556, Page 886 of Ashland County, Ohio Deed Records) and Gregory J. & Janis M, Turk's (O.R. Volume 5, Page 216 of Ashland County, Ohio Official Records) and Paul L. & Kay E. Wright's (Deed Volume 561, Page 336 of Ashland County, Ohio Deed Records) southerly line to an iron pin set; 4) South 00 degrees 50' 04" West 132.00 feet along said Wright's southerly line to an iron pin set; 5) South 87 degrees 40' 00" East 953.04 feet along said Wright's southerly line to an iron pin set on the section line; 6) South 00 degrees 50' 04" West 330.00 feet along the section line to the TRUE POINT OF BEGINNING.

This parcel contains 13.412 acres but subject to all legal highways and easements of record.

See Ashland County Plat Book 22, Page 7 for survey. This survey made and description prepared by Donald C. Baker, PS 6938 on August 25, 1995.

JACKSON, SEC 22,

STATE OF OHIO)
) ss:
COUNTY OF ASHLAND)

Before me, a Notary Public in and for said County and State, personally appeared Shelia Owens-Bauer, the Grantor(s) in the foregoing Deed, and acknowledged the signing thereof to be his/her voluntary act and deed.

WITNESS my hand and official seal this 3rd day of March 2011.

Notary Public

This Instrument Prepared by:

Jon K. Burton #0018675
RENWICK, WELSH & BURTON
Nine N. Mulberry Street
Mansfield, Ohio 44902
Telephone: 419/522-2889
Southern Title File No. 11-02-21K

NOTARY PUBLIC
STATE OF OHIO

PAULA L.
KOVINCHICK
NOTARY PUBLIC
STATE OF OHIO
My Commission
Expires
June 25, 2013

This conveyance has been examined and the Grantor has complied with Section 319.202 of the Revised Code.
$ 18,500 - Fees 74.00

AUG 1 4 2012

Number 571
Philip H. Leibolt
Ashland County Auditor
D11-025-0-0002-03

50 pd

O.K.
C.A.F.

POWERLINK SETTLEMENT SERVICES

ASHLAND COUNTY, OHIO
08-14-2012
FEES 36.00
OR Book 792 Page

Commitment Number: 185170
Seller's Loan Number: 4000650350

After Recording Return To:
PowerLink Settlement Services
345 Rouser Road. Building 5
Coraopolis PA 15108
866-412-3636

This instrument prepared by:
Jay A. Rosenberg, Esq., Rosenberg LPA, Attorneys At Law, 7367A E. Kemper Road, Cincinnati, Ohio 45249 (513) 247-9605 Fax: (866) 611-0170

SPECIAL/LIMITED WARRANTY DEED

DEUTSCHE BANK NATIONAL TRUST COMPANY AS TRUSTEE FOR AMERIQUEST MORTGAGE SECURITIES INC ASSET BACKED PASS THROUGH CERTIFICATES QUEST TRUST SERIES 2005-X1 UNDER THE POOLING AND SERVICING AGREEMENT DATED AS OF MARCH 1 2005, by Homeward Residential, Inc., fka American Home Mortgage Servicing Inc., As its Attorney in Fact, whose mailing address is **1525 South Beltline Road, Coppell, Texas 75019**, hereinafter grantor, for $18,500.00 (Eighteen Thousand Dollars and Five Hundred Dollars and no Cents) in consideration paid, grants with covenants of limited warranty to **AMERICAN AUGERS INC**, hereinafter grantee, whose tax mailing address is **157 U S ROUTE 42, WEST SALEM, OH 44287**, the following real property:

The following REAL PROPERTY: Situated in the Township of Jackson, County of Ashland and State of Ohio: And known as being a 2.25-acre parcel located in the Northwest Quarter of Section 22, Township 23, Range 16 of Jackson Township, Ashland County, Ohio, and more fully described as follows: Commencing at a stone at the Southeast corner of said Northwest Quarter of Section 22; Thence westerly and along the

South line of said Northwest Quarter, N. 85 degs. 43' 30" W. 261.14 feet to an iron pin set and the true Place of Beginning of the parcel herein described; Thence continuing along said line N. 85 degs. 43' 30" W. and passing through an iron pin found at 399.40 feet to a total distance of 518.00 feet to an iron pin found in the centerline of US Route 42; Thence N. 51 degs. 51' 45" E. along said centerline, 561.40 feet to an iron pin set; Thence S. 11 degs. 00' 54" E. and passing through an iron pin set at 89.88 feet a total distance of 392.54 feet to the Place of Beginning, containing 2.251 acres of land but subject to all legal highways. Be the same more or less, but subject to all legal highways.
Property Address is: **157 U S ROUTE 42, WEST SALEM, OH 44287**

COPY OF OLD DESCRIPTION

Tax ID # D11-022-0-0002-03

Seller makes no representations or warranties, of any kind or nature whatsoever, other than those set out above, whether expressed, implied, implied by law, or otherwise, concerning the condition of the title of the property prior to the date the seller acquired title.

The real property described above is conveyed subject to the following: All easements, covenants, conditions and restrictions of record; All legal highways; Zoning, building and other laws, ordinances and regulations; Real estate taxes and assessments not yet due and payable; Rights of tenants in possession.

TO HAVE AND TO HOLD the same together with all and singular the appurtenances thereunto belonging or in anywise appertaining, and all the estate, right, title interest, lien equity and claim whatsoever of the said grantor, either in law or equity, to the only proper use, benefit and behalf of the grantee forever.

Prior instrument reference: **BK 697 PG 462**

Executed by the undersigned on July 31, 2012:

DEUTSCHE BANK NATIONAL TRUST COMPANY AS TRUSTEE FOR AMERIQUEST MORTGAGE SECURITIES INC ASSET BACKED PASS THROUGH CERTIFICATES QUEST TRUST SERIES 2005-X1 UNDER THE POOLING AND SERVICING AGREEMENT DATED AS OF MARCH 1 2005, by Homeward Residential, Inc., fka American Home Mortgage Servicing Inc., As its Attorney in Fact

A Power of Attorney relating to the above described property was recorded on 6/22/09 Instr# 200900003654

By: ______________________
E. Evelyn Brown

Its: Assistant Secretary

STATE OF Texas
COUNTY OF Dallas

The foregoing instrument was acknowledged before me on JUL 31, 2012 by E. Evelyn Brown its Assistant Secretary on behalf of **DEUTSCHE BANK NATIONAL TRUST COMPANY AS TRUSTEE FOR AMERIQUEST MORTGAGE SECURITIES INC ASSET BACKED PASS THROUGH CERTIFICATES QUEST TRUST SERIES 2005-X1 UNDER THE POOLING AND SERVICING AGREEMENT DATED AS OF MARCH 1 2005, by Homeward Residential, Inc., fka American Home Mortgage Servicing Inc., As its Attorney in Fact,** who is personally known to me or has produced ______________ as identification, and furthermore, the aforementioned person has acknowledged that his/her signature was his/her free and voluntary act for the purposes set forth in this instrument.

____
Notary Public

AMERICAN AUGERS INC
WEST SALEM OH 44287

Filed For Record in
ASHLAND COUNTY, OHIO
DEED 44.00

GENERAL WARRANTY DEED
(Pursuant to Ohio Revised Code Section 5302.05)

KNOW ALL MEN BY THESE PRESENTS, that AMERICAN AUGERS, INC., a Delaware corporation ("Grantor"), for valuable consideration paid, grants with general warranty covenants, to AMERICAN AUGERS, INC., a Delaware corporation ("Grantee"), whose tax-mailing address is PO Box 814, West Salem, Ohio 44287, the following real property:

{The legal description is attached as Exhibit A and incorporated herein by reference.}

Permanent Parcel No.:

Also known as:

Prior Instrument No.: Vol. 10, pg. 851; Vol. 128, pg. 896; Vol. 582, pg. 844 and Vol. 584, pg. 636

The Property is subject, however, to all applicable zoning ordinances, legal highways, taxes and assessments, if any, not yet due and payable, all applicable restrictions, conditions, limitations, rights of way, reservations and easements of record.

The purpose of this deed is to consolidate four (4) parcels.

This conveyance has been examined and the Grantor has complied with Section 319.202 of the Revised Code

$__________ Fee $________

O.K. C.A.F.

JUL 29 2008

Number EX

Philip H. Leibolt
Ashland County Auditor

D11-022-0-0002-02
D11-022-0-0002-01
D11-022-0-0015-00
D11-022-0-0016-00
D11-022-0-0015-02

1541605 v_01

LEWIS LAND PROFESSIONALS
INC.
Civil Engineering & Land Surveying

Legal Description for
a 27.7397 Acre Parcel
Project No. 07-378
July 21, 2008

Situated in the Township of Jackson, County of Ashland, State of Ohio and being part of the Northwest Quarter and Northeast Quarter of Section 22, T-23-N, R-15-W and being parcels conveyed to American Augers, Inc. by deeds recorded on April 30, 2008 in OR 584, Page 636, on April 11, 2008 in OR 582, Page 844, on March 9, 1999 in OR 128, Page 896 and on September 6, 1995 in OR 10, Page 651 of the Ashland County Recorder's records, being further bounded and described as follows:

COMMENCING at a stone found at the southeast corner of the Northwest Quarter of said Section 22, also being the southwest corner of the Northeast Quarter of said Section 22, and the **"TRUE PLACE OF BEGINNING"** of the parcel herein described,

Thence, **North 89°35'03" West**, along the south line of the Northwest Quarter of Section 22, a distance of **261.14 feet** to a 1" iron pipe found at the southeast corner of a record 2.251 acre parcel conveyed to Wendy J. Solomon by deed recorded on April 28, 2004 and recorded in OR 400, Page 568,

Thence, **North 14°51'40" West**, along the east line of said Solomon parcel, a distance of **392.50** feet to a ¾" iron pipe found at the northeast corner thereof and the centerline of U.S. Route 42,

Thence, **North 47°58'50" East**, along the centerline of U.S. Route 42, a distance of **474.82 feet** to a ¾" iron pipe found on the east line of the Northwest Quarter of Section 22 also being the west line of the Northeast Quarter of Section 22,

Thence, **North 00°44'29" West**, along the east line of the Northwest Quarter of Section 22 also being the west line of the Northeast Quarter of Section 22, a distance of 38.44 feet to a railroad spike found on the centerline of the southbound lanes of U.S. Route 42,

Thence, **North 47°58'50" East**, along the centerline of the southbound lanes of U.S. Route 42, a distance of **907.54 feet** to a railroad spike found at the intersection of Township Road 133,

Thence, **South 19°59'30" East**, along the centerline of Township Road 133, a distance of **1443.32 feet** to a mag nail found on the south line of the Northeast Quarter of Section 22,

Thence, **North 89°26'25" West**, along the south line of the Northeast Quarter of Section 22, a distance of **1158.19 feet** to the **"TRUE PLACE OF BEGINNING"** and containing 27.7397 acres, more or less, (11.4166 Acres in TMP "A", 12.3244 Acres in TMP "C-1", 2.2397 Acres in TMP "D-2" and 1.7590 Acres in TMP "D-2-2") as surveyed by Steven W. Clutter, S-7655, in July 2008, for and on behalf of Lewis Land Professionals, Inc., subject to all easements and highways of record.

NEW DESCRIPTION APPROVED
BY ASHLAND CO. ENGINEER
EXISTING PARCEL

STATE OF OHIO
STEVEN W. CLUTTER
7655
REGISTERED SURVEYOR

8691 Wadsworth Rd. Ste. 100 Wadsworth, Ohio 44281
(330) 335-8232 Fax (330) 335-0242

Executed this 29 day of July, 2008.

GRANTOR:
AMERICAN AUGERS, INC.

By: Brad Dolan
Brad Dolan
Its: Controller

STATE OF OHIO)
) SS:
COUNTY OF ASHLAND)

BEFORE ME, a Notary Public in and for said county and state, personally appeared **Brad Dolan**, as Controller of **AMERICAN AUGERS, INC.**, a Delaware corporation, who acknowledged that he did execute the foregoing instrument on behalf of said corporation and that the same was his free act and deed.

IN TESTIMONY WHEREOF, I have hereunto set my hand and seal as of this 29th day of July, 2008.

Sharon M. Oliver
Notary Public

SHARON M. OLIVER
NOTARY PUBLIC, STATE OF OHIO
MY COMMISSION EXPIRES AUG. 10, 2008

This Instrument prepared by:

John M. Coyne, III, Esq.
Roetzel & Andress
A Legal Professional Association
222 South Main Street
Akron, OH 44308
(330) 376-2700
jcoyne@ralaw.com

1541605 v_01



PLAT OF SURVEY
Situated in the Township of Jackson, County of Ashland, State of Ohio and being part of the Northwest Quarter and the Northeast Quarter of Section 22, T-23-N, R-15-W
SURVEY LEGEND
5/8" x 30" Iron Pin Set w/cap Lewis Land Professionals
Monument Found & Described
Iron Pipe Found & Described
Railroad Spike Found & Described
Stone Found & Described
Fnd. (F) - Found
Rec. (R) - Deed
Obs. (O) - Observed
Calc. (C) - Calculated
Usd. (U) - Used
(IN FEET)
1 inch = 100 ft.
I certify this plat to be correct to the best of my knowledge and that it was prepared from a field survey, analysis of recorded plats, recorded deeds and county records.
By
7/22/08
Date
Steven W. Clutter
Professional Surveyor No. S-7655
STATE OF OHIO
STEVEN W. CLUTTER
7655
REGISTERED SURVEYOR
U.S. ROUTE 42
Township Road 133
27.7397 ACRES TOAL
TMP D-1
American Augers, Inc
OR 10, Page 851
09/06/1995
12.3244 Acres (survey)
TMP A
American Augers, Inc
OR 128, Page 896
03/09/1999
11.4168 Acres (survey)
TMP D-2
American Augers, Inc
OR 582, Page 844
01/11/2008
2.2397 Acres (survey)
TMP D-2-2
American Augers, Inc
OR 584, Page 636
04/30/2008
1.7590 Acres (survey)
TMP D-2-1
Wendy L. Solomon
OR 400, Page 598
04/29/2004
TMP I-2
Gregory J. Turk and Janis M. Turk
Deed Vol. 538, Page 286
04/04/1985
TMP J
Gregory J. Turk and Janis M. Turk
Deed Vol. 538, Page 286
04/04/1985
TMP J-1
Jeffrey J. Turk
Deed Vol. 565, Page 35
10/17/1995
TMP F
American Augers, Inc.
OR 10, Page 851
09/06/1995
N 89°26'10" W
N 89°26'25" W
N 89°35'03" W
N 47°58'50" E
S 19°59'35" E
S 18°03'09" E
N 14°31'40" W
N 00°44'29" W
N 47°58'50" E
257.23' Rec. & Obs.
214.10' Obs. (214.18' Rec.)
1158.19
22
The "Basis of Bearings" for this survey is ASSUMED and used herein to denote angles only.
Lewis Land Professionals, Inc.
Civil Engineering & Surveying
8693 Wadsworth Road Suite 100 Wadsworth, OH 44281
PROJ. No.
DRAWING NAME

Schedule 3.15

Insurance Policies and Claims History

ASTEC INDUSTRIES, INC.

SUMMARY OF COVERAGE 2012-2013

PROPERTY

Carrier:	Affiliated FM Insurance Co.
Policy No:	GL184
Effective Dates:	10/01/12 - 10/01/13
Limits:	Various - per location; $250,000,000 max -- any one occurrence
Deductible:	$100,000 (various ded's for flood and earthquake)

Terrorism Included for scheduled locations @ $100,000

PROPERTY - CANADA

Carrier:	Affiliated FM Insurance Co.
Policy No:	GL185
Effective Dates:	10/01/12 - 10/01/13
Limits:	Various - per location; $28,000,000 max -- any one occurrence
Deductible:	$100,000 (various ded's for flood and earthquake)

AUTOMOBILE

Carrier:	Liberty Mutual Insurance Co.	
Policy No:	AS1-651-004292032 (Other States) and AC1-651-004292082 (Canada)	
Effective Dates:	10/01/12 - 10/01/13	
Liability Limits:	$2,000,000 any auto	
Deductible:	$250,000	
Short Term Rented/Leased Physical Damage:	Limit: $100,000	
	Comprehensive Deductible	$1,000
	Collision Deductible	$1,000
All Other Phys Dam:	$150,000 Limit $150,000 Deductible	

GENERAL LIABILITY

Carrier:	Lexington Insurance Company
Policy No:	013136639
Effective Dates:	10/01/12 - 10/01/13
Liability Limits:	$2,000,000 Each Occurrence
	$2,000,000 Aggregate
SIR:	$1,000,000 Per Occurrence

Carrier:	Astec Insurance Company
Policy No:	1GL012
Effective Dates:	10/01/12 - 10/01/13
Liability Limits:	$1,000,000 Each Occurrence
	$2,500,000 Aggregate
Deductible:	$0

WORKERS' COMPENSATION - LARGE DEDUCTIBLE - ALL OTHER STATES

Carrier:	Liberty Mutual Fire Insurance Co.
Policy No:	WA7-65D-004292-012
Effective Dates:	10/01/12 - 10/01/13
Deductible:	$350,000 Per Occurrence, No Aggregate
States of Operation:	All states except state fund states

Employer's Liability:

Bodily Injury by Accident	$1,000,000	each accident
Bodily Injury by Disease	$1,000,000	policy limit
Bodily Injury by Disease	$1,000,000	each employee

WORKERS' COMPENSATION - RETRO - OREGON & WISCONSIN

Carrier:	Liberty Mutual Fire Insurance Co.
Policy No:	WC7-651-004292-052
Effective Dates:	10/01/12 - 10/01/13
Deductible:	$350,000 Per Occurrence, No Aggregate
States of Operation:	Oregon & Wisconsin

Employer's Liability:

Bodily Injury by Accident	$1,000,000	each accident
Bodily Injury by Disease	$1,000,000	policy limit
Bodily Injury by Disease	$1,000,000	each employee

UMBRELLA

Carrier:	Lexington Insurance Company
Policy No:	015374879
Effective Dates:	10/01/12 - 10/01/13
Liability Limits:	$10,000,000
SIR:	$ 0

EXCESS UMBRELLA

Carrier:	Liberty Insurance Company
Policy No:	EXCAT1691982
Effective Dates:	10/01/12 – 10/01/13
Liability Limits:	$25,000,000

EXCESS UMBRELLA

Carrier:	St Paul Surplus
Policy No:	ZUP14S8767012NF
Effective Dates:	10/01/12 – 10/01/13
Liability Limits:	$20,000,000

EXCESS UMBRELLA

Carrier:	RSUI Indemnity
Policy No:	NHA061145
Effective Dates:	10/01/12 – 10/01/13
Liability Limits:	$20,000,000

OCEAN MARINE

Carrier:	New York Marine & General Insurance
Policy No:	MC10005812 (MUST USE THIS NUMBER TO DO CERTS ONLINE)
Effective Dates:	10/1/12 – 10/1/13
Limit:	$6,500,000
Deductible:	$10,000 as respects to values equal to or less than $2,000,000
	$25,000 as respects to values in excess of $2,000,000

Annual Reporting and Annual Adjustment**
See end of book for certificate issuance information
NOTE: RATE IS .108%

COMMERCIAL CRIME

Carrier:	Travelers Casualty & Surety Company	
Policy No:	105503652	
Effective Dates:	10/01/12- 10/01/13	
Limits:	$3,000,000	Each Claim/Aggregate for Insuring Agreements A-E, G-J
	$ 100,000	Each Claim/Aggregate for Insuring Agreement K
Retention:	$ 50,000	Per Claim for Insuring Agreements A-E, H-J
	$ 10,000	Per Claim for Insuring Agreement K
	$ 0	Per Claim for Insuring Agreement G
Insuring Agreement A:	Employee Theft or Forgery	
Insuring Agreement B:	Premises	
Insuring Agreement C:	Transit	
Insuring Agreement D:	Forgery	
Insuring Agreement E:	Compture Crime & Restoration	
Insuring Agreement G:	Employee Welfare & Pension Benefit Plans	
Insuring Agreement H:	Money Orders & Counterfeit Paper Currency	
Insuring Agreement I:	Funds Transfer Fraud	
Insuring Agreement J:	Credit Card Forgery	
Insuring Agreement K:	Claims Expense	

SPECIAL CRIME

Carrier:	Federal Insurance Company
Policy No:	81584862
Effective Dates:	10/01/12 - 10/01/13
Limits:	$10,000,000

FIDUCIARY

Carrier:	Travelers Casualty & Surety Company
Policy No:	105503448
Effective Dates:	10/01/12- 10/01/13
Limits:	$10,000,000 Each Loss/Aggregate
Retention:	$ 10,000 per claim

EMPLOYMENT PRACTICES LIABILITY

Carrier:	Houston Casualty Company	
Policy No:	14MG12A11279	
Effective Dates:	10/01/12 - 10/01/13	
Limit:	$5,000,000	Each Claim/Aggregate
Retention:	$ 150,000	Each Claim

DIRECTORS & OFFICERS LIABILITY

Carrier:	Houston Casualty	
Policy No:	14MGU12A27616	
Effective Dates:	10/01/12 - 10/01/13	
Limits:	$15,000,000	Each Claim/Aggregate
Retention:	$ 0	Per Insured Person Ea Claim Under Insuring Agreement A
	$ 100,000	For Non-Securities Claims, under Insuring Agreement B1
	$ 500,000	For Security Claims, each claim under Insuring Agreements B1
	$ 500,000	Each claim under Insuring Agreement B2

EXCESS DIRECTORS & OFFICERS

Carrier:	National Union Fire	
Policy No:	012772254	
Effective Dates:	10/01/12- 10/01/13	
Limits:	$10,000,000	Each Loss/Aggregate in excess of
	$15,000,000	Each Loss/Aggregate

EXCESS DIRECTORS & OFFICERS

Carrier:	Travelers	
Policy No:	105841935	
Effective Dates:	10/01/12 - 10/01/13	
Limits:	$ 5,000,000	Each Loss/Aggregate in excess of
	$25,000,000	Each Loss/Aggregate

EXCESS DIRECTORS & OFFICERS

Carrier:	ACE	
Policy No:	DOXG23641975005	
Effective Dates:	10/01/12 - 10/01/13	
Limits:	$10,000,000	Each Loss/Aggregate in excess of
	$30,000,000	Each Loss/Aggregate

TRAVEL ACCIDENT

Carrier:	Starr Indemnity Company
Policy No:	270274
Effective Dates:	10/1/10– 10/1/13
Limits:	$2,500,000 Per Accident Maximum Aggregate

GLOBAL MEDICAL

Carrier:	Starr Indemnity Company
Policy No:	270274 (same policy as above)
Effective Dates:	10/1/10– 10/1/13
Limits:	$500,000 Per Occurrence Maximum
Deductible:	$ 100 Per Occurrence

FOREIGN LIABILITY

Carrier:	ACE America
Policy No:	PHFD38018565
Effective Dates:	10/01/12 - 10/01/13
Limits:	$1,000,000 GL/Auto/Employers Liability

AVIATION

Carrier:	Commerce & Industry Insurance	
Policy No:	GM379207904	
Effective Dates:	10/1/12-10/1/13	
Limits:	$ 30,000,000	
Aircraft Physical Damage:	$ 3,000,000	Falcon (N485AS)
	$ 975,000	Cessna 425 (N818PL)
	$ 1,210,230	Cessna 425 (N543GC)
	$ 8,000,000	Cessna Citation (N838RT)
	$ 3,650,000	Cessna Citation (N418CK)

NAMED INSUREDS

Astec Industries, Inc.
Roadtec, Inc.
Telsmith, Inc.
Kolberg-Pioneer, Inc.
Heatec, Inc.
Trencor, Inc. (coverage now under Astec Underground)
C.E.I. Enterprises, Inc.
Johnson Crushers International, Inc.
Pavement Technology, Inc. (GL Only)
Carlson Paving Products, Inc.
Astec Financial Services, Inc. (GL Only)
Astec Transportation, Inc. (GL Only)
Breaker Technology, Inc.
Breaker Technology, Ltd.`
American Augers, Inc.
Astec, Inc.
Astec Systems, Inc. (GL Only)
A.I. Development Group, Inc.
A.I. Enterprises, Inc.
Astec Holdings, Inc. (GL Only)
Astec Insurance Company
R.I. Properties, Inc.
T.I. Services, Inc.
Barber-Green Co., Inc. (GL Only)
Rees 261, LLC (GL Only)
Astec Mobile Screens, Inc.
Astec Underground, Inc.
Astec Underground, Inc. dba American Chain
Astec Underground, Inc. dba Trencor
Astec Investments, Inc. (GL Only)
Buckeye Underground, LLC (GL Only)
Buckeye Underground, Inc. (GL Only)
Peterson Pacific Corp.
Osborn Engineered Products SA (PTY) Ltd. (Umb Only)
Dillman Equipment, Inc.
Astec Australia PTY LTD
GEFCO, Inc.
Astec Mobile Machinery (GMBH)

INSURANCE COVERAGES
FOR
ASTEC INDUSTRIES, INC., ET AL.

EFFECTIVE DATES: 10/01/12-10/01/13

AUTOMOBILE	Carrier:	Liberty Mutual
	Policy No.:	AS1-651-004292-032(Other States) AC1-651-004292-082 (Canada)
	Limits:	$2,000,000 Bodily Injury/Property Damage Each Occurrence
	Vehicles Covered:	Any Auto for Liability Rented/Leased & Owned Autos for Physical Damage
GENERAL LIABILITY	Carrier:	Lexington Insurance Co
	Policy No.:	013136639
	Limits:	$2,000,000 Each Occurrence $2,000,000 General Aggregate $2,000,000 Products Aggregate Excess of $1,000,000 SIR
WORK COMP	Carrier:	Liberty Mutual Fire Ins. Co.
	Policy No.:	WA7-65D-004292-012 (All Other States) WC7-651-004292-052 (Oregon & Wisconsin)
	Limits:	Statutory
Employer	Liability Limits:	$1,000,000 Each Accident $1,000,000 Disease – Policy Limit $1,000,000 Disease – Each Employee
	Excludes:	Coverage in Monopolistic States of: North Dakota, Ohio, Washington and Wyoming

To Request A Certificate of Insurance:

Contact Broker: Diana Butler
McGriff, Seibels & Williams, Inc.
2211 7th Avenue South
Birmingham, AL 35233

Phone: 800-476-2211
Phone: 205-581-9178
Fax: 205-581-9219
Email: dbutler@mcgriff.com

Ohio | Bureau of Workers' Compensation

30 W. Spring St.
Columbus, OH 43215

Certificate of Premium Payment

This certifies the employer listed below has paid into the Ohio State Insurance Fund as required by law. Therefore, the employer is entitled to the rights and benefits of the fund for the period specified. For more information, call 1-800-OHIOBWC.

This certificate must be conspicuously posted.

Policy No. and Employer

Period Specified Below

470703

07/01/2012 THRU 02/28/2013

AMERICAN AUGERS, INC
PO BOX 814
WEST SALEM OH 44287-0814

BUREAU OF WORKERS' COMPENSATION

Stephen Buehrer
Administrator/CEO

ohiobwc.com

You can reproduce this certificate as needed.

Ohio Bureau of Workers' Compensation

Required Posting

Effective Oct. 13, 2004, Section 4123.54 of the Ohio Revised Code requires notice of rebuttable presumption. Rebuttable presumption means an employee may dispute or prove untrue the presumption (or belief) that alcohol or a controlled substance not prescribed by the employee's physician is the proximate cause (main reason) of the work-related injury.

The burden of proof is on the employee to prove the presence of alcohol or a controlled substance was not the proximate cause of the work-related injury. An employee who tests positive or refuses to submit to chemical testing may be disqualified for compensation and benefits under the Workers' Compensation Act.

Ohio | Bureau of Workers' Compensation

You must post this language with the certificate of premium payment.

Schedule 3.18(b)

Environmental Permits

Ohio | Environmental Protection Agency
John R. Kasich, Governor
Mary Taylor, Lt. Governor
Scott J. Nally, Director

Re: Ashland County
American Augers, Inc.
0303000167
Return to Compliance/non-HPV

April 11, 2012

Mr. Nate Heckman
American Augers, Inc.
135 U.S. Route 42
P. O. Box 814
West Salem, Ohio 44287

Dear Mr. Heckman:

The purpose of this letter is to notify you of the issuance of Permits to Install and Operate (PTIOs) P0109854 and P0109855 on April 9, 2012, which administratively modify P0105052 and P0104809. The new permits update the coating VOC content restriction to 3.5 lbs. VOC/gallon and allow use of a daily volume weighted average calculation as a method of compliance with the VOC limit. The Ohio EPA considers the issuance of these permits to resolve the violations of PTIO P0105052 term and condition C.1.b.1.c, PTIO P0104809 terms and conditions C.1.b.1.d and C.2.b.1.d and OAC rule 3745-21-09(U)(1)(i) and ORC 3704.05, which were cited in our Notice of Violation letter dated March 9, 2012.

Please note, however, that this does not preclude the Director from seeking civil penalties pursuant to ORC section 3704.06 for these violations. The decision on whether to pursue or decline to pursue such penalties regarding this matter is dependent on several factors, one of which is the company's future compliance with applicable Ohio EPA requirements.

Should you have any questions or comments, feel free to contact me at (419) 373-3139.

Sincerely,

Robert G. Teer

Robert G. Teer
Division of Air Pollution Control

/llr

pc: Tom Kalman, DAPC-CO
William MacDowell, USEPA, Region V
DAPC-NWDO File

ec: Mark Budge, DAPC/NWDO
Jennifer Jolliff, DAPC/NWDO
Robert Teer, DAPC/NWDO

Northwest District Office
347 North Dunbridge Road
Bowling Green, OH 43402-9398

419 | 352 8461
419 | 352 8468 (fax)
www.epa.ohio.gov

Application No. OH0130524

Issue Date: April 4, 2012

Effective Date: May 1, 2012

Expiration Date: April 30, 2017

Ohio Environmental Protection Agency
Authorization to Discharge Under the
National Pollutant Discharge Elimination System

In compliance with the provisions of the Federal Water Pollution Control Act, as amended (33 U.S.C. 1251 et. seq., hereinafter referred to as the "Act"), and the Ohio Water Pollution Control Act (Ohio Revised Code Section 6111),

American Augers

is authorized by the Ohio Environmental Protection Agency, hereinafter referred to as "Ohio EPA," to discharge from the wastewater treatment works located at 135 U.S. Route 42, West Salem, Ohio, Ashland County and discharging to an unnamed tributary of Wolf Creek in accordance with the conditions specified in Parts I, II, II, IV, V, and VI of this permit.

This permit is conditioned upon payment of applicable fees as required by Section 3745.11 of the Ohio Revised Code.

This permit and the authorization to discharge shall expire at midnight on the expiration date shown above. In order to receive authorization to discharge beyond the above date of expiration, the permittee shall submit such information and forms as are required by the Ohio EPA no later than 180 days prior to the above date of expiration.

Scott J. Nally
Director

Total Pages: 32

Part I, A. - FINAL EFFLUENT LIMITATIONS AND MONITORING REQUIREMENTS

1. During the period beginning on the effective date and lasting until the expiration date, the permittee is authorized to discharge in accordance with the following limitations and monitoring requirements from the following outfall: 2PR00172001. See Part II, OTHER REQUIREMENTS, for locations of effluent sampling.

Table - Final Outfall - 001 - Final

Effluent Characteristic	Discharge Limitations							Monitoring Requirements		
	Concentration Specified Units				Loading* kg/day					
Parameter	Maximum	Minimum	Weekly	Monthly	Daily	Weekly	Monthly	Measuring Frequency	Sampling Type	Monitoring Months
00010 - Water Temperature - C	-	-	-	-	-	-	-	1/Week	Grab	All
00056 - Flow Rate - GPD	-	-	-	-	-	-	-	1/Day	Estimate	All
00300 - Dissolved Oxygen - mg/l	-	6.0	-	-	-	-	-	1 / 2 Weeks	Grab	All
00400 - pH - S.U.	9.0	6.5	-	-	-	-	-	1 / 2 Weeks	Grab	All
00530 - Total Suspended Solids - mg/l	-	-	18.0	12.0	-	0.51	0.34	1/Month	Grab	All
00610 - Nitrogen, Ammonia (NH3) - mg/l	-	-	4.5	3.0	-	0.13	0.09	1/Month	Grab	Winter
00610 - Nitrogen, Ammonia (NH3) - mg/l	-	-	1.5	1.0	-	0.04	0.03	1/Month	Grab	Summer
01350 - Turbidity, Severity - Units	-	-	-	-	-	-	-	1/Day	Estimate	All
31648 - E. coli - #/100 ml	-	-	362	161	-	-	-	1/Month	Grab	Summer
50060 - Chlorine, Total Residual - mg/l	0.019	-	-	-	-	-	-	1 / 2 Weeks	Grab	Summer
80082 - CBOD 5 day - mg/l	-	-	15.0	10.0	-	0.42	0.28	1/Month	Grab	All

Notes for station 2PR00172001:

* Effluent loadings based on average design flow of 0.0075 MGD.

** Turbidity - See Part II, Item D.

*** Total residual chlorine - See Part II, Item F.

**** Outfall signage - See Part II. Item K.

Part I, B. - SLUDGE MONITORING REQUIREMENTS

1. Sludge Monitoring. During the period beginning on the effective date and lasting until the expiration date, the permittee shall monitor the treatment works' final sludge at Station Number 2PR00172588, and report to the Ohio EPA in accordance with the following table. See Part II, OTHER REQUIREMENTS, for location of sludge sampling.

Table - Sludge Monitoring - 588 - Final

Effluent Characteristic	Discharge Limitations							Monitoring Requirements		
	Concentration Specified Units				Loading* kg/day					
Parameter	Maximum	Minimum	Weekly	Monthly	Daily	Weekly	Monthly	Measuring Frequency	Sampling Type	Monitoring Months
80991 - Sludge Volume, Gallons - Gals	-	-	-	-	-	-	-	1/Year	Total	December

NOTES for Station Number 2PR00172588:

* Monitoring is required when sewage sludge is removed from the permittee's facility for transfer to another NPDES permit holder. The total sludge weight or sludge volume transferred to another NPDES permit holder for the entire year shall be reported on the December Discharge Monitoring Report (DMR).

** If no sewage sludge is removed from the Permittee's facility for transfer to another NPDES permit holder during the year eDMR users should select the "No Discharge" check box on the data entry form and PIN the eDMR.

*** See Part II, Items H, I, and J.

Part II, Other Requirements

A. Operator Certification Requirements

1. Classification
In accordance with Ohio Administrative Code 3745-7-04, the sewage treatment facility at this facility shall be classified as a Class A facility.

2. Operator of Record

a. The permittee shall designate one or more operator of record to oversee the technical operation of the treatment works and sewerage (collection) system in accordance with paragraph (A)(2) of rule 3745-7-02 of the Ohio Administrative Code.

b. Each operator of record shall have a valid certification of a class equal to or greater than the classification of the treatment works as defined in Part II, Item A.1 of this NPDES permit.

c. Within three days of a change in an operator of record, the permittee shall notify the Director of the Ohio EPA of any such change on a form acceptable to Ohio EPA. The appropriate form can be found at the following website:
http://www.epa.ohio.gov/portals/28/Documents/opcert/Operator_of_Record_Notification_

d. Within 60 days of the effective date of this permit, the permittee shall notify the Director of Ohio EPA of the operators of record on a form acceptable to Ohio EPA.

3. Minimum Staffing Requirements
The permittee shall ensure that the treatment works operator of record is physically present at the facility in accordance with the minimum staffing requirements per paragraph (C)(1) of rule 3745-7-04 of the Ohio Administrative Code.

B. Description of the location of the required sampling stations are as follows:

Sampling Station	Description of Location
2PR00172001	Final effluent (Lat: 40N 56' 25"; Long: 82W 09' 18")
2PR00172588	Sludge hauled to another NPDES permit holder

C. All parameters, except flow, need not be monitored on days when the plant is not normally staffed (Saturdays, Sundays, and Holidays). On those days, report "AN" on the monthly report form.

D. If Severity Units are required for Turbidity, Odor, or Color, use the following table to determine the value between 0 and 4 that is reported.

REPORTED VALUE*	SEVERITY DESCRIPTION	TURBIDITY
0	None	Clear
1	Mild	
2	Moderate	Light Solids
3	Serious	
4	Extreme	Heavy Solids

* Interpolate between the descriptive phrases.

E. Grab samples shall be collected at such times and locations, and in such fashion, as to be representative of the facility's performance.

F. The parameters below have had effluent limitations established that are below the Ohio EPA Quantification Level (OEPA QL) for the approved analytical procedure promulgated at 40 CFR 136. OEPA QLs may be expressed as Practical Quantification Levels (PQL) or Minimum Levels (ML).

Compliance with an effluent limit that is below the OEPA QL is determined in accordance with ORC Section 6111.13 and OAC Rule 3745-33-07(C). For maximum effluent limits, any value reported below the OEPA QL shall be considered in compliance with the effluent limit. For average effluent limits, compliance shall be determined by taking the arithmetic mean of values reported for a specified averaging period, using zero (0) for any value reported at a concentration less than the OEPA QL, and comparing that mean to the appropriate average effluent limit. An arithmetic mean that is less than or equal to the average effluent limit shall be considered in compliance with that limit.

The permittee must utilize the lowest available detection method currently approved under 40 CFR Part 136 for monitoring these parameters.

REPORTING:

All analytical results, even those below the OEPA QL (listed below), shall be reported. Analytical results are to be reported as follows:

1. Results above the QL: Report the analytical result for the parameter of concern.

2. Results above the MDL, but below the QL: Report the analytical result, even though it is below the QL.

3. Results below the MDL: Analytical results below the method detection limit shall be reported as "below detection" using the reporting code "AA".

The following table of quantification levels will be used to determine compliance with NPDES permit limits:

Parameter	PQL	ML
Chlorine, tot. res.	0.050 mg/l	--

This permit may be modified, or, alternatively, revoked and reissued, to include more stringent effluent limits or conditions if information generated as a result of the conditions of this permit indicate the presence of these pollutants in the discharge at levels above the water quality based effluent limit (WQBEL).

G. Final permit limitations based on preliminary or approved waste load allocations are subject to change based on modifications to or finalization of the allocation or report or changes to Water Quality Standards. Monitoring requirements and/or special conditions of this permit are subject to change based on regulatory or policy changes.

H. All disposal, use, storage, or treatment of sewage sludge by the Permittee shall comply with Chapter 6111. of the Ohio Revised Code, Chapter 3745-40 of the Ohio Administrative Code, any further requirements specified in this NPDES permit, and any other actions of the Director that pertain to the disposal, use, storage, or treatment of sewage sludge by the Permittee.

I. No later than January 31 of each calendar year the Permittee shall submit two (2) copies of a report summarizing the sewage sludge disposal, use, storage, or treatment activities of the Permittee during the previous calendar year. One copy of the report shall be sent to the Ohio EPA, Division of Surface Water, P.O. Box 1049, Columbus, Ohio 43216-1049, and one copy of the report shall be sent to the appropriate Ohio EPA District Office. The report shall be submitted on Ohio EPA Form 4229.

J. Each day when sewage sludge is removed from the wastewater treatment plant for use or disposal, a representative sample of sewage sludge shall be collected and analyzed for percent total solids. This value of percent total solids shall be used to calculate the total Sewage Sludge Weight removed from the treatment plant on that day. The results of the daily monitoring, and the weight calculations, shall be maintained on site for a minimum of five years. The test methodology used shall be from the latest edition, Part 2540 G of Standard Methods for the Examination of Water and Wastewater American Public Health Association, American Water Works Association, and Water Environment Federation. To convert from gallons of liquid sewage sludge to dry tons of sewage sludge: dry tons = gallons x 8.34 (lbs/gallon) x 0.0005 (tons/lb) x decimal fraction total solids.

K. Not later than 4 months from the effective date of this permit, the permittee shall post a permanent marker on the stream bank at each outfall that is regulated under this NPDES permit and discharges to the unnamed tributary to Wolf Creek. The marker shall consist at a minimum of the name of the establishment to which the permit was issued, the Ohio EPA permit number, and the outfall number and a contact telephone number. The information shall be printed in letters not less than two inches in height. The marker shall be a minimum of 2 feet by 2 feet and shall be a minimum of 3 feet above ground level. The sign shall be not be obstructed such that someone walking along the shore cannot read the sign. Vegetation shall be periodically removed to keep the sign visible.

PART III - GENERAL CONDITIONS

1. DEFINITIONS

"Daily discharge" means the discharge of a pollutant measured during a calendar day or any 24-hour period that reasonably represents the calendar day for purposes of sampling. For pollutants with limitations expressed in units of mass, the "daily discharge" is calculated as the total mass of the pollutant discharged over the day. For pollutants with limitations expressed in other units of measurement, the "daily discharge" is calculated as the average measurement of the pollutant over the day.

"Average weekly" discharge limitation means the highest allowable average of "daily discharges" over a calendar week, calculated as the sum of all "daily discharges" measured during a calendar week divided by the number of "daily discharges" measured during that week. Each of the following 7-day periods is defined as a calendar week: Week 1 is Days 1 - 7 of the month; Week 2 is Days 8 - 14; Week 3 is Days 15 - 21; and Week 4 is Days 22 - 28. If the "daily discharge" on days 29, 30 or 31 exceeds the "average weekly" discharge limitation, Ohio EPA may elect to evaluate the last 7 days of the month as Week 4 instead of Days 22 - 28. Compliance with fecal coliform bacteria or E coli bacteria limitations shall be determined using the geometric mean.

"Average monthly" discharge limitation means the highest allowable average of "daily discharges" over a calendar month, calculated as the sum of all "daily discharges" measured during a calendar month divided by the number of "daily discharges" measured during that month. Compliance with fecal coliform bacteria or E coli bacteria limitations shall be determined using the geometric mean.

"85 percent removal" means the arithmetic mean of the values for effluent samples collected in a period of 30 consecutive days shall not exceed 15 percent of the arithmetic mean of the values for influent samples collected at approximately the same times during the same period.

"Absolute Limitations" Compliance with limitations having descriptions of "shall not be less than," "nor greater than," "shall not exceed," "minimum," or "maximum" shall be determined from any single value for effluent samples and/or measurements collected.

"Net concentration" shall mean the difference between the concentration of a given substance in a sample taken of the discharge and the concentration of the same substances in a sample taken at the intake which supplies water to the given process. For the purpose of this definition, samples that are taken to determine the net concentration shall always be 24-hour composite samples made up of at least six increments taken at regular intervals throughout the plant day.

"Net Load" shall mean the difference between the load of a given substance as calculated from a sample taken of the discharge and the load of the same substance in a sample taken at the intake which supplies water to given process. For purposes of this definition, samples that are taken to determine the net loading shall always be 24-hour composite samples made up of at least six increments taken at regular intervals throughout the plant day.

"MGD" means million gallons per day.

"mg/l" means milligrams per liter.

"ug/l" means micrograms per liter.

"ng/l" means nanograms per liter.

"S.U." means standard pH unit.

"kg/day" means kilograms per day.

"Reporting Code" is a five digit number used by the Ohio EPA in processing reported data. The reporting code does not imply the type of analysis used nor the sampling techniques employed.

"Quarterly (1/Quarter) sampling frequency" means the sampling shall be done in the months of March, June, August, and December, unless specifically identified otherwise in the Effluent Limitations and Monitoring Requirements table.

"Yearly (1/Year) sampling frequency" means the sampling shall be done in the month of September, unless specifically identified otherwise in the effluent limitations and monitoring requirements table.

"Semi-annual (2/Year) sampling frequency" means the sampling shall be done during the months of June and December, unless specifically identified otherwise.

"Winter" shall be considered to be the period from November 1 through April 30.

"Bypass" means the intentional diversion of waste streams from any portion of the treatment facility.

"Summer" shall be considered to be the period from May 1 through October 31.

"Severe property damage" means substantial physical damage to property, damage to the treatment facilities which would cause them to become inoperable, or substantial and permanent loss of natural resources which can reasonably be expected to occur in the absence of a bypass. Severe property damage does not mean economic loss caused by delays in production.

"Upset" means an exceptional incident in which there is unintentional and temporary noncompliance with technology based permit effluent limitations because of factors beyond the reasonable control of the permittee. An upset does not include noncompliance to the extent caused by operational error, improperly designed treatment facilities, inadequate treatment facilities, lack of preventive maintenance, or careless or improper operation.

"Sewage sludge" means a solid, semi-solid, or liquid residue generated during the treatment of domestic sewage in a treatment works as defined in section 6111.01 of the Revised Code. "Sewage sludge" includes, but is not limited to, scum or solids removed in primary, secondary, or advanced wastewater treatment processes. "Sewage sludge" does not include ash generated during the firing of sewage sludge in a sewage sludge incinerator, grit and screenings generated during preliminary treatment of domestic sewage in a treatment works, animal manure, residue generated during treatment of animal manure, or domestic septage.

"Sewage sludge weight" means the weight of sewage sludge, in dry U.S. tons, including admixtures such as liming materials or bulking agents. Monitoring frequencies for sewage sludge parameters are based on the reported sludge weight generated in a calendar year (use the most recent calendar year data when the NPDES permit is up for renewal).

"Sewage sludge fee weight" means the weight of sewage sludge, in dry U.S. tons, excluding admixtures such as liming materials or bulking agents. Annual sewage sludge fees, as per section 3745.11(Y) of the Ohio Revised Code, are based on the reported sludge fee weight for the most recent calendar year.

2. GENERAL EFFLUENT LIMITATIONS

The effluent shall, at all times, be free of substances:

A. In amounts that will settle to form putrescent, or otherwise objectionable, sludge deposits; or that will adversely affect aquatic life or water fowl;

B. Of an oily, greasy, or surface-active nature, and of other floating debris, in amounts that will form noticeable accumulations of scum, foam or sheen;

C. In amounts that will alter the natural color or odor of the receiving water to such degree as to create a nuisance;

D. In amounts that either singly or in combination with other substances are toxic to human, animal, or aquatic life;

E. In amounts that are conducive to the growth of aquatic weeds or algae to the extent that such growths become inimical to more desirable forms of aquatic life, or create conditions that are unsightly, or constitute a nuisance in any other fashion;

F. In amounts that will impair designated instream or downstream water uses.

3. FACILITY OPERATION AND QUALITY CONTROL

All wastewater treatment works shall be operated in a manner consistent with the following:

A. At all times, the permittee shall maintain in good working order and operate as efficiently as possible all treatment or control facilities or systems installed or used by the permittee necessary to achieve compliance with the terms and conditions of this permit. Proper operation and maintenance also includes adequate laboratory controls and appropriate quality assurance procedures. This provision requires the operation of back-up or auxiliary facilities or similar systems which are installed by a permittee only when the operation is necessary to achieve compliance with conditions of the permit.

B. The permittee shall effectively monitor the operation and efficiency of treatment and control facilities and the quantity and quality of the treated discharge.

C. Maintenance of wastewater treatment works that results in degradation of effluent quality shall be scheduled during non-critical water quality periods and shall be carried out in a manner approved by Ohio EPA as specified in the Paragraph in the PART III entitled, "UNAUTHORIZED DISCHARGES".

4. REPORTING

A. Monitoring data required by this permit shall be submitted on Ohio EPA 4500 Discharge Monitoring Report (DMR) forms using the electronic DMR (e-DMR) internet application. e-DMR allows permitted facilities to enter, sign, and submit DMRs on the internet. e-DMR information is found on the following web page:

http://www.epa.ohio.gov/dsw/edmr/eDMR.aspx

Alternatively, if you are unable to use e-DMR due to a demonstrated hardship, monitoring data may be submitted on paper DMR forms provided by Ohio EPA. Monitoring data shall be typed on the forms. Please contact Ohio EPA, Division of Surface Water at (614) 644-2050 if you wish to receive paper DMR forms.

B. DMRs shall be signed by a facility's Responsible Official or a Delegated Responsible Official (i.e. a person delegated by the Responsible Official). The Responsible Official of a facility is defined as:

1. For corporations - a president, secretary, treasurer, or vice-president of the corporation in charge of a principal business function, or any other person who performs similar policy or decision making functions for the corporation; or the manager of one or more manufacturing, production or operating facilities, provided the manager is authorized to make management decisions which govern the operation of the regulated facility including having explicit or implicit duty of making major capital investment recommendations, and initiating and directing other comprehensive measures to assure long-term environmental compliance with environmental laws and regulations; the manager can ensure that the necessary systems are established or actions taken to gather complete and accurate information for permit application requirements; and where authority to sign documents has been assigned or delegated to the manager in accordance with corporate procedures;

2. For partnerships - a general partner;

3. For a sole proprietorship - the proprietor; or,

4. For a municipality, state or other public facility - a principal executive officer, a ranking elected official or other duly authorized employee.

For e-DMR, the person signing and submitting the DMR will need to obtain an eBusiness Center account and Personal Identification Number (PIN). Additionally, Delegated Responsible Officials must be delegated by the Responsible Official, either on-line using the eBusiness Center's delegation function, or on a paper delegation form provided by Ohio EPA. For more information on the PIN and delegation processes, please view the following web page:

http://www.epa.ohio.gov/dsw/edmr/eDMRpin.aspx

C. DMRs submitted using e-DMR shall be submitted to Ohio EPA by the 20th day of the month following the month-of-interest. DMRs submitted on paper must include the original signed DMR form and shall be mailed to Ohio EPA at the following address so that they are received no later than the 15th day of the month following the month-of-interest:

Ohio Environmental Protection Agency
Lazarus Government Center
Division of Surface Water - PCU
P.O. Box 1049
Columbus, Ohio 43216-1049

D. Regardless of the submission method, a paper copy of the submitted Ohio EPA 4500 DMR shall be maintained onsite for records retention purposes (see Section 7. RECORDS RETENTION). For e-DMR users, view and print the DMR from the Submission Report Information page after each original or revised DMR is submitted. For submittals on paper, make a copy of the completed paper form after it is signed by a Responsible Official or a Delegated Responsible Official.

E. If the permittee monitors any pollutant at the location(s) designated herein more frequently than required by this permit, using approved analytical methods as specified in Section 5. SAMPLING AND ANALYTICAL METHODS, the results of such monitoring shall be included in the calculation and reporting of the values required in the reports specified above.

F. Analyses of pollutants not required by this permit, except as noted in the preceding paragraph, shall not be reported to the Ohio EPA, but records shall be retained as specified in Section 7. RECORDS RETENTION.

5. SAMPLING AND ANALYTICAL METHOD

Samples and measurements taken as required herein shall be representative of the volume and nature of the monitored flow. Test procedures for the analysis of pollutants shall conform to regulation 40 CFR 136, "Test Procedures For The Analysis of Pollutants" unless other test procedures have been specified in this permit. The permittee shall periodically calibrate and perform maintenance procedures on all monitoring and analytical instrumentation at intervals to insure accuracy of measurements.

6. RECORDING OF RESULTS

For each measurement or sample taken pursuant to the requirements of this permit, the permittee shall record the following information:

A. The exact place and date of sampling; (time of sampling not required on EPA 4500)

B. The person(s) who performed the sampling or measurements;

C. The date the analyses were performed on those samples;

D. The person(s) who performed the analyses;

E. The analytical techniques or methods used; and

F. The results of all analyses and measurements.

7. RECORDS RETENTION

The permittee shall retain all of the following records for the wastewater treatment works for a minimum of three years except those records that pertain to sewage sludge disposal, use, storage, or treatment, which shall be kept for a minimum of five years, including:

A. All sampling and analytical records (including internal sampling data not reported);

B. All original recordings for any continuous monitoring instrumentation;

C. All instrumentation, calibration and maintenance records;

D. All plant operation and maintenance records;

E. All reports required by this permit; and

F. Records of all data used to complete the application for this permit for a period of at least three years, or five years for sewage sludge, from the date of the sample, measurement, report, or application.

These periods will be extended during the course of any unresolved litigation, or when requested by the Regional Administrator or the Ohio EPA. The three year period, or five year period for sewage sludge, for retention of records shall start from the date of sample, measurement, report, or application.

8. AVAILABILITY OF REPORTS

Except for data determined by the Ohio EPA to be entitled to confidential status, all reports prepared in accordance with the terms of this permit shall be available for public inspection at the appropriate district offices of the Ohio EPA. Both the Clean Water Act and Section 6111.05 Ohio Revised Code state that effluent data and receiving water quality data shall not be considered confidential.

9. DUTY TO PROVIDE INFORMATION

The permittee shall furnish to the Director, within a reasonable time, any information which the Director may request to determine whether cause exists for modifying, revoking, and reissuing, or terminating the permit, or to determine compliance with this permit. The permittee shall also furnish to the Director, upon request, copies of records required to be kept by this permit.

10. RIGHT OF ENTRY

The permittee shall allow the Director or an authorized representative upon presentation of credentials and other documents as may be required by law to:

A. Enter upon the permittee's premises where a regulated facility or activity is located or conducted, or where records must be kept under the conditions of this permit.

B. Have access to and copy, at reasonable times, any records that must be kept under the conditions of the permit.

C. Inspect at reasonable times any facilities, equipment (including monitoring and control equipment), practices, or operations regulated or required under this permit.

D. Sample or monitor at reasonable times, for the purposes of assuring permit compliance or as otherwise authorized by the Clean Water Act, any substances or parameters at any location.

11. UNAUTHORIZED DISCHARGES

A. Bypass Not Exceeding Limitations - The permittee may allow any bypass to occur which does not cause effluent limitations to be exceeded, but only if it also is for essential maintenance to assure efficient operation. These bypasses are not subject to the provisions of paragraphs 11.B and 11.C.

B. Notice

1. Anticipated Bypass - If the permittee knows in advance of the need for a bypass, it shall submit prior notice, if possible at least ten days before the date of the bypass.

2. Unanticipated Bypass - The permittee shall submit notice of an unanticipated bypass as required in paragraph 12.B (24 hour notice).

C. Prohibition of Bypass

1. Bypass is prohibited, and the Director may take enforcement action against a permittee for bypass, unless:

a. Bypass was unavoidable to prevent loss of life, personal injury, or severe property damage;

b. There were no feasible alternatives to the bypass, such as the use of auxiliary treatment facilities, retention of untreated wastes, or maintenance during normal periods of equipment downtime. This condition is not satisfied if adequate back-up equipment should have been installed in the exercise of reasonable engineering judgment to prevent a bypass which occurred during normal periods of equipment downtime or preventive maintenance; and

c. The permittee submitted notices as required under paragraph 11.B.

2. The Director may approve an anticipated bypass, after considering its adverse effects, if the Director determines that it will meet the three conditions listed above in paragraph 11.C.1.

12. NONCOMPLIANCE NOTIFICATION

A. Exceedance of a Daily Maximum Discharge Limit

1. The permittee shall report noncompliance that is the result of any violation of a daily maximum discharge limit for any of the pollutants listed by the Director in the permit by e-mail or telephone within twenty-four (24) hours of discovery.

The permittee may report to the appropriate Ohio EPA district office e-mail account as follows (this method is preferred):

Southeast District Office:	sedo24hournpdes@epa.state.oh.us
Southwest District Office:	swdo24hournpdes@epa.state.oh.us
Northwest District Office:	nwdo24hournpdes@epa.state.oh.us
Northeast District Office:	nedo24hournpdes@epa.state.oh.us
Central District Office:	cdo24hournpdes@epa.state.oh.us
Central Office:	co24hournpdes@epa.state.oh.us

The permittee shall attach a noncompliance report to the e-mail. A noncompliance report form is available on the following web site:

http://www.epa.ohio.gov/dsw/permits/permits.aspx

Or, the permittee may report to the appropriate Ohio EPA district office by telephone toll-free between 8:00 AM and 5:00 PM as follows:

Southeast District Office:	(800) 686-7330
Southwest District Office:	(800) 686-8930
Northwest District Office:	(800) 686-6930
Northeast District Office:	(800) 686-6330
Central District Office:	(800) 686-2330
Central Office:	(614) 644-2001

The permittee shall include the following information in the telephone noncompliance report:

a. The name of the permittee, and a contact name and telephone number;

b. The limit(s) that has been exceeded;

c. The extent of the exceedance(s);

d. The cause of the exceedance(s);

e. The period of the exceedance(s) including exact dates and times;

f. If uncorrected, the anticipated time the exceedance(s) is expected to continue; and,

g. Steps taken to reduce, eliminate or prevent occurrence of the exceedance(s).

B. Other Permit Violations

1. The permittee shall report noncompliance that is the result of any unanticipated bypass resulting in an exceedance of any effluent limit in the permit or any upset resulting in an exceedance of any effluent limit in the permit by e-mail or telephone within twenty-four (24) hours of discovery.

The permittee may report to the appropriate Ohio EPA district office e-mail account as follows (this method is preferred):

Southeast District Office:	sedo24hournpdes@epa.state.oh.us
Southwest District Office:	swdo24hournpdes@epa.state.oh.us
Northwest District Office:	nwdo24hournpdes@epa.state.oh.us
Northeast District Office:	nedo24hournpdes@epa.state.oh.us
Central District Office:	cdo24hournpdes@epa.state.oh.us
Central Office:	co24hournpdes@epa.state.oh.us

The permittee shall attach a noncompliance report to the e-mail. A noncompliance report form is available on the following web site:

http://www.epa.ohio.gov/dsw/permits/permits.aspx

Or, the permittee may report to the appropriate Ohio EPA district office by telephone toll-free between 8:00 AM and 5:00 PM as follows:

Southeast District Office:	(800) 686-7330
Southwest District Office:	(800) 686-8930
Northwest District Office:	(800) 686-6930
Northeast District Office:	(800) 686-6330
Central District Office:	(800) 686-2330
Central Office:	(614) 644-2001

The permittee shall include the following information in the telephone noncompliance report:

a. The name of the permittee, and a contact name and telephone number;

b. The time(s) at which the discharge occurred, and was discovered;

c. The approximate amount and the characteristics of the discharge;

d. The stream(s) affected by the discharge;

e. The circumstances which created the discharge;

f. The name and telephone number of the person(s) who have knowledge of these circumstances;

g. What remedial steps are being taken; and,

h. The name and telephone number of the person(s) responsible for such remedial steps.

2. The permittee shall report noncompliance that is the result of any spill or discharge which may endanger human health or the environment within thirty (30) minutes of discovery by calling the 24-Hour Emergency Hotline toll-free at (800) 282-9378. The permittee shall also report the spill or discharge by e-mail or telephone within twenty-four (24) hours of discovery in accordance with B.1 above.

C. When the telephone option is used for the noncompliance reports required by A and B, the permittee shall submit to the appropriate Ohio EPA district office a confirmation letter and a completed noncompliance report within five (5) days of the discovery of the noncompliance. This follow up report is not necessary for the e-mail option which already includes a completed noncompliance report.

D. If the permittee is unable to meet any date for achieving an event, as specified in a schedule of compliance in their permit, the permittee shall submit a written report to the appropriate Ohio EPA district office within fourteen (14) days of becoming aware of such a situation. The report shall include the following:

1. The compliance event which has been or will be violated;

2. The cause of the violation;

3. The remedial action being taken;

4. The probable date by which compliance will occur; and,

5. The probability of complying with subsequent and final events as scheduled.

E. The permittee shall report all other instances of permit noncompliance not reported under paragraphs A or B of this section on their monthly DMR submission. The DMR shall contain comments that include the information listed in paragraphs A or B as appropriate.

F. If the permittee becomes aware that it failed to submit an application, or submitted incorrect information in an application or in any report to the director, it shall promptly submit such facts or information.

13. RESERVED

14. DUTY TO MITIGATE

The permittee shall take all reasonable steps to minimize or prevent any discharge in violation of this permit which has a reasonable likelihood of adversely affecting human health or the environment.

15. AUTHORIZED DISCHARGES

All discharges authorized herein shall be consistent with the terms and conditions of this permit. The discharge of any pollutant identified in this permit more frequently than, or at a level in excess of, that authorized by this permit shall constitute a violation of the terms and conditions of this permit. Such violations may result in the imposition of civil and/or criminal penalties as provided for in Section 309 of the Act and Ohio Revised Code Sections 6111.09 and 6111.99.

16. DISCHARGE CHANGES

The following changes must be reported to the appropriate Ohio EPA district office as soon as practicable:

A. For all treatment works, any significant change in character of the discharge which the permittee knows or has reason to believe has occurred or will occur which would constitute cause for modification or revocation and reissuance. The permittee shall give advance notice to the Director of any planned changes in the permitted facility or activity which may result in noncompliance with permit requirements. Notification of permit changes or anticipated noncompliance does not stay any permit condition.

B. For publicly owned treatment works:

1. Any proposed plant modification, addition, and/or expansion that will change the capacity or efficiency of the plant;

2. The addition of any new significant industrial discharge; and

3. Changes in the quantity or quality of the wastes from existing tributary industrial discharges which will result in significant new or increased discharges of pollutants.

C. For non-publicly owned treatment works, any proposed facility expansions, production increases, or process modifications, which will result in new, different, or increased discharges of pollutants.

Following this notice, modifications to the permit may be made to reflect any necessary changes in permit conditions, including any necessary effluent limitations for any pollutants not identified and limited herein. A determination will also be made as to whether a National Environmental Policy Act (NEPA) review will be required. Sections 6111.44 and 6111.45, Ohio Revised Code, require that plans for treatment works or improvements to such works be approved by the Director of the Ohio EPA prior to initiation of construction.

D. In addition to the reporting requirements under 40 CFR 122.41(l) and per 40 CFR 122.42(a), all existing manufacturing, commercial, mining, and silvicultural dischargers must notify the Director as soon as they know or have reason to believe:

1. That any activity has occurred or will occur which would result in the discharge on a routine or frequent basis of any toxic pollutant which is not limited in the permit. If that discharge will exceed the highest of the "notification levels" specified in 40 CFR Sections 122.42(a)(1)(i) through 122.42(a)(1)(iv).

2. That any activity has occurred or will occur which would result in any discharge, on a non-routine or infrequent basis, of a toxic pollutant which is not limited in the permit, if that discharge will exceed the highest of the "notification levels" specified in 122.42(a)(2)(i) through 122.42(a)(2)(iv).

17. TOXIC POLLUTANTS

The permittee shall comply with effluent standards or prohibitions established under Section 307 (a) of the Clean Water Act for toxic pollutants within the time provided in the regulations that establish these standards or prohibitions, even if the permit has not yet been modified to incorporate the requirement. Following establishment of such standards or prohibitions, the Director shall modify this permit and so notify the permittee.

18. PERMIT MODIFICATION OR REVOCATION

A. After notice and opportunity for a hearing, this permit may be modified or revoked, by the Ohio EPA, in whole or in part during its term for cause including, but not limited to, the following:

1. Violation of any terms or conditions of this permit;

2. Obtaining this permit by misrepresentation or failure to disclose fully all relevant facts; or

3. Change in any condition that requires either a temporary or permanent reduction or elimination of the permitted discharge.

B. Pursuant to rule 3745-33-04, Ohio Administrative Code, the permittee may at any time apply to the Ohio EPA for modification of any part of this permit. The filing of a request by the permittee for a permit modification or revocation does not stay any permit condition. The application for modification should be received by the appropriate Ohio EPA district office at least ninety days before the date on which it is desired that the modification become effective. The application shall be made only on forms approved by the Ohio EPA.

19. TRANSFER OF OWNERSHIP OR CONTROL

This permit may be transferred or assigned and a new owner or successor can be authorized to discharge from this facility, provided the following requirements are met:

A. The permittee shall notify the succeeding owner or successor of the existence of this permit by a letter, a copy of which shall be forwarded to the appropriate Ohio EPA district office. The copy of that letter will serve as the permittee's notice to the Director of the proposed transfer. The copy of that letter shall be received by the appropriate Ohio EPA district office sixty (60) days prior to the proposed date of transfer;

B. A written agreement containing a specific date for transfer of permit responsibility and coverage between the current and new permittee (including acknowledgement that the existing permittee is liable for violations up to that date, and that the new permittee is liable for violations from that date on) shall be submitted to the appropriate Ohio EPA district office within sixty days after receipt by the district office of the copy of the letter from the permittee to the succeeding owner;

At anytime during the sixty (60) day period between notification of the proposed transfer and the effective date of the transfer, the Director may prevent the transfer if he concludes that such transfer will jeopardize compliance with the terms and conditions of the permit. If the Director does not prevent transfer, he will modify the permit to reflect the new owner.

20. OIL AND HAZARDOUS SUBSTANCE LIABILITY

Nothing in this permit shall be construed to preclude the institution of any legal action or relieve the permittee from any responsibilities, liabilities, or penalties to which the permittee is or may be subject under Section 311 of the Clean Water Act.

21. SOLIDS DISPOSAL

Collected grit and screenings, and other solids other than sewage sludge, shall be disposed of in such a manner as to prevent entry of those wastes into waters of the state, and in accordance with all applicable laws and rules.

22. CONSTRUCTION AFFECTING NAVIGABLE WATERS

This permit does not authorize or approve the construction of any onshore or offshore physical structures or facilities or the undertaking of any work in any navigable waters.

23. CIVIL AND CRIMINAL LIABILITY

Except as exempted in the permit conditions on UNAUTHORIZED DISCHARGES or UPSETS, nothing in this permit shall be construed to relieve the permittee from civil or criminal penalties for noncompliance.

24. STATE LAWS AND REGULATIONS

Nothing in this permit shall be construed to preclude the institution of any legal action or relieve the permittee from any responsibilities, liabilities, or penalties established pursuant to any applicable state law or regulation under authority preserved by Section 510 of the Clean Water Act.

25. PROPERTY RIGHTS

The issuance of this permit does not convey any property rights in either real or personal property, or any exclusive privileges, nor does it authorize any injury to private property or any invasion of personal rights, nor any infringement of federal, state, or local laws or regulations.

26. UPSET

The provisions of 40 CFR Section 122.41(n), relating to "Upset," are specifically incorporated herein by reference in their entirety. For definition of "upset," see Part III, Paragraph 1, DEFINITIONS.

27. SEVERABILITY

The provisions of this permit are severable, and if any provision of this permit, or the application of any provision of this permit to any circumstance, is held invalid, the application of such provision to other circumstances, and the remainder of this permit, shall not be affected thereby.

28. SIGNATORY REQUIREMENTS

All applications submitted to the Director shall be signed and certified in accordance with the requirements of 40 CFR 122.22.

All reports submitted to the Director shall be signed and certified in accordance with the requirements of 40 CFR Section 122.22.

29. OTHER INFORMATION

A. Where the permittee becomes aware that it failed to submit any relevant facts in a permit application or submitted incorrect information in a permit application or in any report to the Director, it shall promptly submit such facts or information.

B. ORC 6111.99 provides that any person who falsifies, tampers with, or knowingly renders inaccurate any monitoring device or method required to be maintained under this permit shall, upon conviction, be punished by a fine of not more than $25,000 per violation.

C. ORC 6111.99 states that any person who knowingly makes any false statement, representation, or certification in any record or other document submitted or required to be maintained under this permit including monitoring reports or reports of compliance or noncompliance shall, upon conviction, be punished by a fine of not more than $25,000 per violation.

D. ORC 6111.99 provides that any person who violates Sections 6111.04, 6111.042, 6111.05, or division (A) of Section 6111.07 of the Revised Code shall be fined not more than $25,000 or imprisoned not more than one year, or both.

30. NEED TO HALT OR REDUCE ACTIVITY

40 CFR 122.41(c) states that it shall not be a defense for a permittee in an enforcement action that it would have been necessary to halt or reduce the permitted activity in order to maintain compliance with conditions of this permit.

31. APPLICABLE FEDERAL RULES

All references to 40 CFR in this permit mean the version of 40 CFR which is effective as of the effective date of this permit.

32. AVAILABILITY OF PUBLIC SEWERS

Not withstanding the issuance or non-issuance of an NPDES permit to a semi-public disposal system, whenever the sewage system of a publicly owned treatment works becomes available and accessible, the permittee operating any semi-public disposal system shall abandon the semi-public disposal system and connect it into the publicly owned treatment works.

Part IV. STORM WATER POLLUTION PREVENTION PLANS

A storm water pollution prevention plan (plan) shall be developed to address each outfall that discharges to waters of the state that contains storm water associated with industrial activity. Storm water pollution prevention plans shall be prepared in accordance with good engineering practices. The plan shall identify potential sources of pollution which may reasonably be expected to affect the quality of storm water discharges associated with industrial activity from the facility. In addition, the plan shall describe and ensure the implementation of practices which are to be used to reduce the pollutants in storm water discharges associated with industrial activity at the facility and to assure compliance with the terms and conditions of this permit. Facilities must implement the provisions of the storm water pollution prevention plan required under this part as a condition of this permit.

A. Deadlines for Plan Preparation and Compliance.

1. The plan for a storm water discharge associated with industrial activity:

   a. shall be prepared within six months of the effective date of this permit (and updated as appropriate);
   b. shall provide for implementation and compliance with the terms of the plan within twelve months of the effective date of this permit.

2. Upon a showing of good cause, the Director may establish a later date for preparing and compliance with a plan for a storm water discharge associated with industrial activity.

B. Signature and Plan Review.

1. The plan shall be signed in accordance with Part VI, and be retained on-site at the facility which generates the storm water discharge.

2. The permittee shall make plans available upon request to the Ohio EPA Director, or authorized representative, or Regional Administrator of U.S. EPA, or in the case of a storm water discharge associated with industrial activity which discharges through a municipal separate storm sewer system, to the operator of the municipal system.

3. The Director may notify the permittee at any time that the plan does not meet one or more of the minimum requirements of this Part. Within 30 days of such notification from the Director, the permittee shall make the required changes to the plan and shall submit to the Director a written certification that the requested changes have been made.

4. All storm water pollution prevention plans required under this permit are considered reports that shall be available to the public under Section 308(b) of the Act. The permittee may claim any portion of a storm water pollution plan as confidential in accordance with 40 CFR Part 2 and does not have to release any portion of the plan describing facility security measures (such as provided for in Part IV.D.7.b.(8) of this permit). An interested party wishing a copy of a discharger's SWP3 will have to contact the Ohio EPA to obtain a copy.

C. Keeping Plans Current.

The permittee shall amend the plan whenever there is a change in design, construction, operation, or maintenance, that has a significant effect on the potential for the discharge of pollutants to the waters of the State or if the storm water pollution prevention plan proves to be ineffective in eliminating or significantly minimizing pollutants from sources identified under Part IV.D.2 of this permit, or otherwise achieving the general objectives of controlling pollutants in storm water discharges associated with industrial activity. Amendments to the plan may be reviewed by Ohio EPA in the same manner as Part IV.B above.

D. Contents of Plan. The plan shall include, at a minimum, the following items:

1. Pollution Prevention Team - Each plan shall identify a specific individual or individuals within the facility organization as members of a storm water Pollution Prevention Team that are responsible for developing the storm water pollution prevention plan and assisting the facility or plant manager in its implementation, maintenance, and revision. The plan shall clearly identify the responsibilities of each team member. The activities and responsibilities of the team shall address all aspects of the facility's storm water pollution prevention plan.

2. Description of Potential Pollutant Sources. Each plan shall provide a description of potential sources which may reasonably be expected to add significant amounts of pollutants to storm water discharges or which may result in the discharge of pollutants during dry weather from separate storm sewers draining the facility. Each plan shall identify all activities and significant materials which may potentially be significant pollutant sources. Each plan shall include, at a minimum:

D. (continued)

a. Drainage.

(1) A site map indicating an outline of the drainage area of each storm water outfall, each existing structural control measure to reduce pollutants in storm water runoff, surface water bodies, locations where significant materials are exposed to precipitation, locations where major spills or leaks identified under Part IV.D.2.c of this permit have occurred, and the locations of the following activities where such activities are exposed to precipitation: fueling stations, vehicle

and equipment maintenance and/or cleaning areas, loading/unloading areas, locations used for the treatment, storage or disposal of wastes, liquid storage tanks, processing areas and storage areas.

(2) For each area of the facility that generates storm water discharges associated with industrial activity with a reasonable potential for containing significant amounts of pollutants, a prediction of the direction of flow, and an estimate of the types of pollutants which are likely to be present in storm water discharges associated with industrial activity. Flows with a significant potential for causing erosion shall be identified.

b. Inventory of Exposed Materials. An inventory of the types of materials handled at the site that potentially may be exposed to precipitation. Such inventory shall include a narrative description of significant materials that have been handled, treated, stored or disposed in a manner to allow exposure to storm water between the time of three years prior to the date of the issuance of this permit and the present; method and location of on-site storage or disposal; materials management practices employed to minimize contact of materials with storm water runoff between the time of three years prior to the date of the issuance of this permit and the present; the location and a description of existing structural and non-structural control measures to reduce pollutants in storm water runoff; and a description of any treatment the storm water receives.

c. Spills and Leaks. A list of significant spills and significant leaks of toxic or hazardous pollutants that occurred at the facility after the date of three years prior to the effective date of this permit.

d. Sampling Data. A summary of existing discharge sampling data describing pollutants in storm water discharges from the facility.

e. Risk Identification and Summary of Potential Pollutant Sources. A narrative description of the potential pollutant sources at the following areas: loading and unloading operations; outdoor storage activities; outdoor manufacturing or processing activities; significant dust or particulate generating processes; and on-site waste disposal practices. The description shall specifically list any significant potential source of pollutants at the site and for each potential source, any pollutant or pollutant parameter (e.g. biochemical oxygen demand, etc.) of concerns shall be identified.

3. Measures and Controls. Each facility covered by this permit shall develop a description of storm water management controls appropriate for the facility, and implement such controls. The appropriateness and priorities of controls in a plan shall reflect identified potential sources of pollutants at the facility. The description of storm water management controls shall address the following minimum components, including a schedule for implementing such controls:

a. Good Housekeeping - Good housekeeping requires the maintenance of a clean, orderly facility.

b. Preventive Maintenance - A preventive maintenance program shall involve inspection and maintenance of storm water management devices (e.g. cleaning oil/water separators, catch basins) as well as inspecting and testing facility equipment and systems to uncover conditions that could cause breakdowns or failures resulting in discharges of pollutants to surface waters, and ensuring appropriate maintenance of such equipment and systems.

c. Spill Prevention and Response Procedures - Areas where potential spills can occur, and their accompanying drainage points shall be identified clearly in the storm water pollution prevention plan. Where appropriate, specifying material handling procedures, storage requirements, and use of equipment such as diversion valves in the plan should be considered. Procedures for cleaning up spills shall be identified in the plan and made available to the appropriate personnel. The necessary equipment to implement a clean up should be available to personnel.

D. (continued)

d. Inspections - In addition to or as part of the comprehensive site evaluation required under Part IV.4. of this permit, qualified facility personnel shall be identified to inspect designated equipment and areas of the facility at appropriate intervals specified in the plan. A set of tracking or follow-up procedures shall be used to ensure that appropriate actions are taken in response to the inspections. Records of inspections shall be maintained.

e. Employee Training - Employee training programs shall inform personnel at all levels of responsibility of the components and goals of the storm water pollution prevention plan. Training should address topics such as spill response, good housekeeping and material management practices. The plan shall identify periodic dates for such training.

f. Recordkeeping and Internal Reporting Procedures - A description of incidents such as spills, or other discharges, along with other information describing the quality and quantity of storm water discharges shall be included in the plan required under this part. Inspections and maintenance activities shall be documented and records of such activities shall be incorporated into the plan.

g. Non-Storm Water Discharges

(1) The plan shall include a certification that the discharge has been tested or evaluated for the presence of non-storm water discharges. The certification shall include the identification of potential significant sources of non-storm water at the site, a description of the results of any test and/or evaluation for the presence of non-storm water discharges, the evaluation criteria or testing method used, the date of any testing and/or evaluation, and the on-site drainage points that were directly observed during the test. Such certification may not be feasible if the facility operating the storm water discharge associated with industrial activity does not have access to an outfall, manhole, or other point of access to the ultimate conduit which receives the discharge. In such cases, the source identification section of the storm water pollution plan shall indicate why the certification required by this part was not feasible, along with the identification of potential significant sources of non-storm water at the site. A discharger that is unable to provide the certification required by this paragraph must notify in accordance with Part IV.A of this permit.

(2) Except for flows from fire fighting activities, sources of non-storm water listed in Part VI of this permit that are combined with storm water discharges associated with industrial activity must be identified in the plan. The plan shall identify and ensure the implementation of appropriate pollution prevention measures for the non-storm water component(s) of the discharge.

h. Sediment and Erosion Control - The plan shall identify areas which, due to topography, activities, or other factors, have a high potential for significant soil erosion, and identify measures to limit erosion.

i. Management of Runoff - The plan shall contain a narrative consideration of the appropriateness of traditional storm water management practices (practices other than those which control the source of pollutants) used to divert, infiltrate, reuse, or otherwise manage storm water runoff in a manner that reduces pollutants in storm water discharges from the site. The plan shall provide that measures determined to be reasonable and appropriate shall be implemented and maintained. The potential of various sources at the facility to contribute pollutants to storm water discharges associated with industrial activity (see Parts IV.D.2.(b), (d) and (e) of this permit) shall be considered when determining reasonable and appropriate measures. Appropriate measures may include: including vegetative swales and practices, reuse of collected storm water (such as for a process or as an irrigation source), inlet controls (such as oil/water separators), snow management activities, infiltration devices, and wet detention/retention devices.

4. Comprehensive Site Compliance Evaluation. Qualified personnel shall conduct site compliance evaluations at appropriate intervals specified in the plan, but, except as provided in paragraph IV.D.4.d, in no case less than once a year. Such evaluations shall provide:

a. Material handling areas and other potential sources of pollution identified in the plan in accordance with paragraph IV.D.2 of this permit shall be visually inspected for evidence of, or the potential for, pollutants entering the drainage system. Structural storm water management measures, sediment and control measures, and other structural pollution prevention measures identified in the plan shall be observed to ensure that they are operating correctly. A visual inspection of equipment needed to implement the plan, such as spill response equipment, shall be made.

D. (continued)

b. Based on the results of the inspection, the description of potential pollutant sources identified in the plan in accordance with paragraph IV.D.2 of this permit and pollution prevention measures and controls identified in the plan in accordance with paragraph IV.D.3 of this permit shall be revised as appropriate within two weeks of such inspection and shall provide for implementation of any changes to the plan in a timely manner, but in no case more than twelve weeks after the inspection.

c. A report summarizing the scope of the inspection, personnel making the inspection, the date(s) of the inspection, major observations relating to the implementation of the storm water pollution prevention plan, and actions taken in accordance with paragraph IV.D.4.b of the permit shall be made and retained as part of the storm water pollution prevention plan for at least three years. The report shall be signed in accordance with Part VI.B of this permit.

5. Additional requirements for storm water discharges associated with industrial activity through municipal separate storm sewer systems serving a population of 100,000 or more.

In addition to the applicable requirements of this permit, facilities covered by this permit must comply with applicable requirements in municipal storm water management programs developed under NPDES permits issued for the discharge of the municipal separate storm sewer system that receives the facility's discharge, provided the discharger has been notified of such conditions.

6. Consistency with other plans. Storm water pollution prevention plans may reflect requirements for Spill Prevention Control and Countermeasure (SPCC) plans developed for the facility under section 311 of the Act or Best Management Practices (BMP) Programs otherwise required by a NPDES permit for the facility as long as such requirement is incorporated into the storm water pollution prevention plan.

7. Additional requirements for storm water discharges associated with industrial activity from facilities subject to SARA Title III, Section 313 requirements are not applicable to Section 313 water priority chemicals in gaseous or non-soluble liquid or solid [at atmospheric pressure and temperature] forms. In addition to the requirements of Parts IV.D.1 through 4 of this permit and other applicable conditions of this permit, storm water pollution prevention plans for facilities subject to reporting requirements under SARA Title III, Section 313 for chemicals which are classified as "Section 313 water priority chemicals" in accordance with the definition in Part VI of this permit, shall describe and ensure the implementation of practices which are necessary to provide for conformance with the following guidelines:

a. In areas where Section 313 water priority chemicals are stored, processed or otherwise handled, appropriate containment, drainage control and/or diversionary structures shall be provided. At a minimum, one of the following preventive systems or its equivalent shall be used:

(1) Curbing, culverting, gutters, sewers or other forms of drainage control to prevent or minimize the potential for storm water run-on to come into contact with significant sources of pollutants; or

(2) Roofs, covers or other forms of appropriate protection to prevent storage piles from exposure to storm water, and wind blowing.

b. In addition to the minimum standards listed under Part IV.D.7.a of this permit, the storm water pollution prevention plan shall include a complete discussion of measures taken to conform with the following applicable guidelines, other effective storm water pollution prevention procedures, and applicable State rules, regulations and guidelines:

(1) Liquid storage areas where storm water comes into contact with any equipment, tank, container, or other vessel used for Section 313 water priority chemicals.

(a) No tank or container shall be used for the storage of a Section 313 water priority chemical unless its material and construction are compatible with the material stored and conditions of storage such as pressure and temperature, etc.

(b) Liquid storage areas for Section 313 water priority chemicals shall be operated to minimize discharges of Section 313 chemicals. Appropriate measures to minimize discharges of Section 313 chemicals may include secondary containment provided for at least the entire contents of the largest single tank plus sufficient freeboard to allow for precipitation, a strong spill contingency and integrity testing plan, and/or other equivalent measures.

D. (continued)

(2) Material storage areas for Section 313 water priority chemicals other than liquids. Material storage areas for Section 313 water priority chemicals other than liquids which are subject to runoff, leaching, or wind blowing shall incorporate drainage or other control features which will minimize the discharge of Section 313 water priority chemicals by reducing storm water contact with Section 313 water priority chemicals.

(3) Truck and rail car loading and unloading areas for liquid Section 313 water priority chemicals shall be operated to minimize discharges of Section 313 water priority chemicals. Appropriate measures to minimize discharges of Section 313 chemicals may include: the placement and maintenance of drip pans where spillage may occur (such as hose connections, hose reels and filler nozzles) for use when making and breaking hose connections; a strong spill contingency and integrity testing plan; and/or other equivalent measures.

(4) In facility areas where Section 313 water priority chemicals are transferred, processed or otherwise handled. Processing equipment and materials handling equipment shall be operated so as to minimize discharges of Section 313 water priority chemicals. Materials used in piping and equipment shall be compatible with the substances handled. Drainage from process and materials handling areas shall be designed as described in paragraphs (a), (b) and (c) of this section. Additional protection such as covers or guards to prevent wind blowing, spraying or releases from pressure relief vents from causing a discharge of Section 313 water priority chemicals to the drainage system, and overhangs or door skirts to enclose trailer ends at truck loading/unloading docks shall be provided as appropriate. Visual inspections or leak tests shall be provided for overhead piping conveying Section 313 water priority chemicals without secondary containment.

(5) Discharges from areas covered by paragraphs (1), (2), (3) or (4).

(a) Drainage from areas covered by paragraphs (1), (2), (3) or (4) of this part should be restrained by valves or other positive means to prevent the discharge of a spill or other excessive leakage of Section 313 water priority chemicals. Where containment units are employed, such units may be emptied by pumps or ejectors; however, these shall be manually activated.

(b) Flapper-type drain valves shall not be used to drain containment areas. Valves used for the drainage of containment areas should, as far as is practical, be of manual, open-and-closed design.

(c) If facility drainage is not engineered as above, the final discharge of all in-facility storm sewers shall be equipped to be equivalent with a diversion system that could, in the event of an uncontrolled spill of Section 313 water priority chemicals, return the spilled material to the facility.

(d) Records shall be kept of the frequency and estimated volume (in gallons) of discharges from containment areas.

(6) Facility site runoff other than from areas covered by (1), (2), (3) or (4). Other areas of the facility (those not addressed in paragraphs (1), (2), (3) or (4)), from which runoff which may contain Section 313 water priority chemicals or spills of Section 313 water priority chemicals could cause a discharge shall incorporate the necessary drainage or other control features to prevent discharge of spilled or improperly disposed material and ensure the mitigation of pollutants in runoff or leachate.

Part IV. STORM WATER POLLUTION PREVENTION PLANS (continued)

D. (continued)

(7) Preventive maintenance and housekeeping. All areas of the facility shall be inspected at specific intervals for leaks or conditions that could lead to discharges of Section 313 water priority chemicals or direct contact of storm water with raw materials, intermediate materials, waste materials or products. In particular, facility piping, pumps, storage tanks and bins, pressure vessels, process and material handling equipment, and material bulk storage area shall be examined for any conditions or failures which could cause a discharge. Inspection shall include examination for leaks, wind blowing, corrosion, support or foundation failure, or other forms of deterioration or non-containment. Inspection intervals shall be specified in the plan and shall be based on design and operational experience. Different areas may require different inspection intervals. Where a leak or other condition is discovered which may result in significant releases of Section 313 water priority chemicals to the drainage system, corrective action shall be immediately taken or the unit or process shut down until corrective action can be taken. When a leak or non-containment of a Section 313 water priority chemical has occurred, contaminated soil, debris, or other material must be promptly removed and disposed in accordance with Federal, State, and local requirements and as described in the plan.

(8) Facility security. Facilities shall have the necessary security systems to prevent accidental or intentional entry which could cause a discharge. Security systems described in the plan shall address fencing, lighting, vehicular traffic control, and securing of equipment and buildings.

(9) Training. Facility employees and contractor personnel using the facility shall be trained in and informed of preventive measures at the facility. Employee training shall be conducted at intervals specified in the plan, but not less than once per year, in matters of pollution control laws and regulations, and in the storm water pollution prevention plan and the particular features of the facility and its operation which are designed to minimize discharges of Section 313 water priority chemicals. The plan shall designate a person who is accountable for spill prevention at the facility and who will set up the necessary spill emergency procedures and reporting requirements so that spills and emergency releases of Section 313 water priority chemicals can be isolated and contained before a discharge of a Section 313 water priority chemical can occur. Contractor or temporary personnel shall be informed of facility operation and design features in order to prevent discharges or spills from occurring.

8. Additional Requirements for Salt Storage. Storage piles of salt used for deicing or other commercial or industrial purposes and which generate a storm water discharge associated with industrial activity which is discharged to surface waters of the State shall be enclosed or covered to prevent exposure to precipitation, except for exposure resulting from adding or removing materials from the pile within two years of the effective date of this permit. Piles do not need to be enclosed or covered where storm water from the pile is not discharged to surface waters of the State.

Part V. **NUMERIC EFFLUENT LIMITATIONS AND MONITORING REQUIREMENTS**

A. RESERVED.

B. Monitoring Requirements. Only the activities described in the following matrix and associated definitions are required to conduct monitoring. The monitoring required in the following matrix shall be conducted annually. Monitoring shall be initiated within twelve months of the effective date of this permit and henceforth on an annual basis, weather conditions permitting. A permittee may, in lieu of annual monitoring, certify that industrial materials are not exposed to storm water; such certification shall be submitted to the Ohio EPA upon request of the Director.

1. MONITORING REQUIREMENTS MATRIX

Reporting Units	Parameter	INDUSTRIAL ACTIVITY CATEGORIES											
		a	b[1,3]	c	d	e	f	g	h	i[2]	j	k	l[1]
mg/l	Oil and Grease		x	x	x	x	x	x	x	x	x	x	x
mg/l	5-day Biochemical Oxygen Demand		x							x		x	
mg/l	Chemical Oxygen Demand		x	x	x	x	x		x	x			x
mg/l	Total Suspended Solids		x		x	x	x	x	x	x	x	x	x
mg/l	Total Kjeldahl Nitrogen			x								x	
mg/l	Phosphorus											x	
S.U.	pH		x	x	x	x	x	x	x	x	x	x	x
TU_a	Acute Toxicity												
Hours	Duration of Storm Event		x	x	x	x	x	x	x	x	x	x	x
Inches	Precipitation		x	x	x	x	x	x	x	x	x	x	x
Hours	Duration Between Storm Events*		x	x	x	x	x	x	x	x	x	x	x
Gallons	Volume (est)		x	x	x	x	x	x	x	x	x	x	x
mg/l	Nitrate-Nitrogen												
mg/l	Nitrite-Nitrogen												
µg/l	Lead, Total		x	x					x				
µg/l	Cadmium, Total		x[3]	x									
µg/l	Copper, Total		x[3]				x	x	x		x		
µg/l	Arsenic, Total		x[3]	x			x						
µg/l	Chromium, Total		x[3]	x			x						
mg/l	Ammonia												
µg/l	Magnesium, Total			x									

Part V. **NUMERIC EFFLUENT LIMITATIONS AND MONITORING REQUIREMENTS** (continued)

B. (continued)

Reporting Units	Parameter	INDUSTRIAL ACTIVITY CATEGORIES											
		a	b[1,3]	c	d	e	f	g	h	i[2]	j	k	l[1]
ug/l	Magnesium, Dissolved			x									
mg/l	Total Dissolved Solids			x									
mg/l	Total Organic Carbon			x									
ug/l	Barium, Total			x									
mg/l	Cyanide, Total			x									
ug/l	Mercury, Total			x									
ug/l	Selenium, Total			x									
ug/l	Silver, Total			x									
ug/l	Pentachlorophenol				x								
ug/l	Nickel, Total							x			x		
ug/l	Zinc, Total							x			x		
#/100ml	Fecal Coliform											x	

* Time between the storm event when sampling is being conducted and the last storm event producing rainfall greater than 0.1 inches.

(1) and any pollutant limited in an effluent guideline or categorical pretreatment standard which the facility is subject.

(2) and the primary ingredient used in the deicing materials used at the site (e.g., ethylene glycol, urea, etc.).

(3) Facilities that are classified as SIC 33 only because they manufacture pure silicon and/or semiconductor grade silicon are not required to monitor for this parameter.

2. Industrial Activity Categories Definitions

   a. Section 313 of SARA Title III Facilities. As of the effective date of this permit, facilities with storm water discharges associated with industrial activity that are subject to requirements to report releases into the environment under Section 313 of SARA Title III for chemicals which are classified as 'Section 313 water priority chemicals' are not (as they may have been in a previous permit) required to monitor storm water that is discharged from the facility unless required by paragraphs V.B.2.b through B.2.l.

   b. Primary Metal Industries. Facilities with storm water discharges associated with industrial activity classified as Standard Industrial Classification (SIC) 33 (Primary Metal Industry) are required to monitor such storm water that is discharged from the facility.

   c. Land Disposal Units/Incinerators/BIFs. Facilities with storm water discharges associated with industrial activity from any active or inactive landfill, land application sites or open dump without a stabilized final cover that has received any industrial wastes from a facility with a Standard Industrial Classification (SIC) of between 20-39 (manufacturing); and incinerators (including Boilers and Industrial Furnaces (BIFs)) that burn hazardous waste and operate under interim status or a permit under Subtitle C of RCRA, are required to monitor such storm water that is discharged from the facility.

   d. Wood Treatment Using Chlorophenolic Formulations. Facilities with storm water discharges associated with industrial activity from areas that are used for wood treatment, wood surface application or storage of treated or surface protected wood at any wood preserving or wood surface facilities are required to monitor such storm water that is discharged from the facility.

   e. Wood Treatment Using Creosote Formulations. Facilities with storm water discharges associated with industrial activity from areas that are used for wood treatment, wood surface application or storage of treated or surface protected wood at any wood preserving or wood surface facilities are required to monitor such storm water that is discharged from the facility.

B. (continued)

f. Wood Treatment Using Chromium-Arsenic Formulations. Facilities with storm water discharges associated with industrial activity from areas that are used for wood treatment, wood surface application or storage of treated or surface protected wood at any wood preserving or wood surface facilities are required to monitor such storm water that is discharged from the facility.

g. Coal Pile Runoff. Facilities with storm water discharges associated with industrial activity from coal pile runoff are required to monitor such storm water that is discharged from the facility.

h. Battery Reclaimers. Facilities with storm water discharges associated with industrial activity from areas used for storage of lead acid batteries, reclamation products, or waste products, and areas used for lead acid battery reclamation (including material handling activities) at facilities that reclaim lead acid batteries are required to monitor such storm water that is discharged from the facility.

i. Airports. At airports with over 50,000 flight operations per year, facilities with storm water discharges associated with industrial activity from areas where aircraft or airport deicing operations occur (including runways, taxiways, ramps, and dedicated aircraft deicing stations) are required to monitor such storm water that is discharged from the facility.

j. Coal-fired Steam Electric Facilities. Facilities with storm water discharges associated with industrial activity from coal handling sites at coal fired steam electric power generating facilities (other than discharges in whole or in part from coal piles subject to storm water effluent guidelines at 40 CFR 423 - which are not eligible for coverage under this permit) are required to monitor such storm water that is discharged from the facility.

k. Animal Handling / Meat Packing. Facilities with storm water discharges associated with industrial activity from animal handling areas, manure management (or storage) areas, and production waste management (or storage) areas that are exposed to precipitation at meat packing plants, poultry packing plants, and facilities that manufacture animal and marine fats and oils, are required to monitor such storm water that is discharged from the facility.

l. Additional Facilities. Facilities with storm water discharges associated with industrial activity that:

(1) come in contact with storage piles for solid chemicals used as raw materials that are exposed to precipitation at facilities classified as SIC 30 (Rubber and Miscellaneous Plastics Products) or SIC 28 (Chemicals and Allied Products);

(2) are from those areas at automobile junkyards with any of the following: (A) over 250 auto/truck bodies with drivelines (engine, transmission, axles, and wheels), 250 drivelines, or any combination thereof (in whole or in parts) are exposed to storm water; (B) over 500 auto/truck units (bodies with or without drivelines in whole or in parts) are stored exposed to storm water; or (C) over 100 units per year are dismantled and drainage or storage of automotive fluids occurs in areas exposed to storm water;

(3) come into contact with lime storage piles that are exposed to storm water at lime manufacturing facilities;

(4) are from oil handling sites at oil fired steam electric power generating facilities;

(5) are from cement manufacturing facilities and cement kilns (other than discharges in whole or in part from material storage piles subject to storm water effluent guidelines at 40 CFR 411 - which are not eligible for coverage under this permit);

(6) are from ready-mixed concrete facilities; or

(7) are from ship building and repairing facilities;

are required to monitor such storm water discharged from the facility.

B. (continued)

3. Sample Type. Take a minimum of one grab sample from the discharge resulting from a storm event that is greater than 0.1 inches in magnitude and that occurs at least 72 hours from the previously measurable (greater than 0.1 inch rainfall) storm event. The grab sample shall be taken during the first thirty minutes of the discharge. If the collection of a grab sample during the first thirty minutes is impracticable, a grab sample can be taken during the first hour of the discharge, and the discharger shall submit with the monitoring report a description of why a grab sample during the first thirty minutes was impracticable.

4. Sampling Waiver. When a discharger is unable to collect samples due to adverse climatic conditions, the discharger must submit in lieu of sampling data a description of why samples could not be collected, including available documentation of the event. Adverse climatic conditions which may prohibit the collection of samples includes weather conditions that create dangerous conditions for personnel (such as local flooding, high winds, hurricane, tornadoes, electrical storms, etc.) or otherwise make the collection of a sample impracticable (drought, extended frozen conditions, etc.).

5. Representative Discharge. When a facility has two or more outfalls that, based on a consideration of features and activities within the area drained by the outfall, the permittee reasonably believes discharge substantially identical effluents, the permittee may test the effluent of one of such outfalls and report that the quantitative data also applies to the substantially identical outfalls. In addition, for each outfall that the permittee believes is representative, an estimate of the size of the drainage area (in square feet) and an estimate of the runoff coefficient of the drainage area (e.g. low (under 40%), medium (40% to 65%) or high (above 65%)) shall be provided.

C. **Toxicity Testing.** Not Required.

D. **Alternative Certification of "Not Present or No Exposure."** You are not subject to the analytical monitoring requirement of this part provided: you make a certification for a given outfall, or on a pollutant-by-pollutant basis in lieu of monitoring required under this part, that material handling equipment or activities, raw materials, intermediate products, final products, waste materials, by-products, industrial machinery or operations, or significant materials from past industrial activity that are located in areas of the facility within the drainage area of the outfall are not presently exposed to storm water and are not expected to be exposed to storm water for the certification period; and your certification is signed in accordance with Attachment VI.G and retained in the SWP3. If you cannot certify for an entire period, you must note the date exposure was eliminated and perform any monitoring required up until that date.

Part VI. OTHER STORM WATER REQUIREMENTS, DEFINITIONS AND AUTHORIZATION

A. **Failure to Certify.** Any facility that is unable to provide the certification required under paragraph IV.D.3.g.(1) (testing for non-storm water discharges), must notify the Director within 180 days of the effective date of this permit. Such notification shall describe: the procedure of any test conducted for the presence of non-storm water discharges; the results of such test or other relevant observations; potential sources of non-storm water discharges to the storm sewer; and why adequate tests for such storm sewers were not feasible.

B. **Signatory Requirements.** See Part III.28.

C. **Definitions.**

"Section 313 water priority chemical" means a chemical or chemical categories which are: 1) are listed at 40 CFR 372.65 pursuant to Section 313 of Title III of the Superfund Amendments and Reauthorization Act (SARA) of 1986, also titled the Emergency Planning and Community Right-to-Know Act of 1986; 2) are present at or above threshold levels at a facility subject to SARA Title III, Section 313 reporting requirements; and 3) that meet at least one of the following criteria: (i) are listed in Appendix D of 40 CFR 122 on either Table II (organic priority pollutants), Table III (certain metals, cyanides, and phenols) or Table V (certain toxic pollutants and hazardous substances); (ii) are listed as a hazardous substance pursuant to section 311(b)(2)(A) of the Act at 40 CFR 116.4; or (iii) are pollutants for which EPA has published acute or chronic water quality criteria.

"Significant materials" includes, but is not limited to: raw materials; fuels; materials such as solvents, detergents, and plastic pellets; finished materials such as metallic products; raw materials used in food processing or production; hazardous substances designated under section 101(14) of CERCLA; any chemical the facility is required to report pursuant to Section 313 of Title III of SARA; fertilizers; pesticides; and waste products such as ashes, slag and sludge that have the potential to be released with storm water discharges.

"Significant spills" includes, but is not limited to: releases of oil or hazardous substances in excess of reportable quantities under section 311 of the Clean Water Act (see 40 CFR 110.10 and CFR 117.21) or section 102 of CERCLA (see 40 CFR 302.4).

"Storm Water" means storm water runoff, snow melt runoff, and surface runoff and drainage.

"Definition of Storm Water Associated with Industrial Activity" means the discharge from any conveyance which is used for collecting and conveying storm water and which is directly related to manufacturing, processing or raw materials storage areas at an industrial plant. The term does not include discharges from facilities or activities excluded from the NPDES program. For the categories of industries identified in subparagraphs (i) through (x) of this subsection, the term includes, but is not limited to, storm water discharges from industrial plant yards; immediate access roads and rail lines used or traveled by carriers of raw materials, manufactured products, waste material, or by-products used or created by the facility; material handling sites; refuse sites; sites used for the application or disposal of process waste waters (as defined at 40 CFR 401); sites used for the storage and maintenance of material handling equipment; sites used for residual treatment, storage, or disposal; shipping and receiving areas; manufacturing buildings; storage areas (including tank farms) for raw materials, and intermediate and finished products; and areas where industrial activity has taken place in the past and significant materials remain and are exposed to storm water. For the categories of industries identified in subparagraph (xi), the term includes only storm water discharges from all areas listed in the previous sentence (except access roads) where material handling equipment or activities, raw materials, intermediate products, final products, waste materials, by-products, or industrial machinery are exposed to storm water. For the purposes of this paragraph, material handling activities include the: storage, loading and unloading, transportation, or conveyance of any raw material, intermediate product, finished product, by-product or waste product. The term excludes areas located on plant lands separate from the plant's industrial activities, such as office buildings and accompanying parking lots as long as the drainage from the excluded areas is not mixed with storm water drained from the above described areas. Industrial facilities (including industrial facilities that are Federally or municipally owned or operated that meet the description of the facilities listed in this paragraph (i)-(xi)) include those facilities designated under 40 CFR 122.26(a)(1)(v). The following categories of facilities are considered to be engaging in "industrial activity" for purposes of this subsection:

(i) Facilities subject to storm water effluent limitations guidelines, new source performance standards, or toxic pollutant effluent standards under 40 CFR Subchapter N (except facilities with toxic pollutant effluent standards which are exempted under category (xi) of this paragraph);

(ii) Facilities classified as Standard Industrial Classifications 24 (except 2434), 26 (except 265 and 267), 28 (except 283 and 285) 29, 311, 32 (except 323), 33, 3441, 373;

C. (continued)

(iii) Facilities classified as Standard Industrial Classifications 10 through 14 (mineral industry) including active or inactive mining operations (except for areas of coal mining operations meeting the definition of a reclamation area under 40 CFR 434.11(l)) and oil and gas exploration, production, processing, or treatment operations, or transmission facilities that discharge storm water contaminated by contact with or that has come into contact with, any overburden, raw material, intermediate products, finished products, byproducts or waste products located on the site of such operations; inactive mining operations are mining sites that are *not being actively* mined, but which have an identifiable owner/operator;

(iv) Hazardous waste treatment, storage, or disposal facilities, including those that are operating under interim status or a permit under Subtitle C of RCRA;

(v) Landfills, land application sites, and open dumps that have received any industrial wastes (waste that is received from any of the facilities described under this subsection) including those that are subject to regulation under Subtitle D of RCRA;

(vi) Facilities involved in the recycling of materials, including metal scrapyards, battery reclaimers, salvage yards, and automobile junkyards, including but not limited to those classified as Standard Industrial Classification 5015 and 5093;

(vii) Steam electric power generating facilities, including coal handling sites;

(viii) Transportation facilities classified as Standard Industrial Classifications 40, 41, 42 (except 4221-25), 43, 44, 45, and 5171 which have vehicle maintenance shops, equipment cleaning operations, or airport deicing operations. Only those portions of the facility that are either involved in vehicle maintenance (including vehicle rehabilitation, mechanical repairs, painting, fueling, and lubrication), equipment cleaning operations, airport deicing operations, or which are otherwise identified under paragraphs (i)-(vii) or (ix)-(xi) of this subsection are associated with industrial activity;

(ix) Treatment works treating domestic sewage or any other sewage sludge or wastewater treatment device or system, used in the storage treatment, recycling, and reclamation of municipal or domestic sewage, including land dedicated to the disposal of sewage sludge that are located within the confines of the facility, with a design flow of 1.0 mgd or more, or required to have an approved pretreatment program under 40 CFR 403. Not included are farm lands, domestic gardens or lands used for sludge management where sludge is beneficially reused and which are not physically located in the confines of the facility, or areas that are in compliance with 40 CFR 503;

(x) Construction activity - This category of industrial activity is not regulated under this permit.

(xi) Facilities under Standard Industrial Classifications 20, 21, 22, 23, 2434, 25, 265, 267, 27, 283, 285, 30, 31 (except 311), 34 (except 3441), 35, 36, 37 (except 373), 38, 39, 4221-25, (and which are not otherwise included within categories (ii)-(x)).

"SWPPP" means storm water pollution prevention plan to be completed as a condition of this permit (see Part IV of this permit).

"Time-weighted composite" means a composite sample consisting of a mixture of equal volume aliquots collected at a constant time interval.

"Waste pile" means any non-containerized accumulation of solid, non-flowing waste that is used for treatment or storage.

"10-year, 24-hour precipitation event" means the maximum 24-hour precipitation event with a probable reoccurrence interval of once in 10 years. This information is available in "Weather Bureau Technical Paper No. 40,", May 1961 and "NOAA Atlas 2," 1973 for the 11 Western States, and may be obtained from the National Climatic Center of the Environmental Data Service, National Oceanic and Atmospheric Administration, U.S. Department of Commerce.

"Bypass" means the intentional diversion of waste streams from any portion of the treatment facility.

"Upset" means an exceptional incident in which there is unintentional and temporary noncompliance with technology based permit effluent limitations because of factors beyond the reasonable control of the permittee. An upset does not include noncompliance to the extent caused by operational error, improperly designed treatment facilities, inadequate treatment facilities, lack of preventive maintenance, or careless or improper operation.

Ohio Environmental Protection Agency

FINAL

Division of Air Pollution Control
Permit-to-Install and Operate
for
AMERICAN AUGERS INC

Facility ID:	0303000167
Permit Number:	P0109854
Permit Type:	Administrative Modification
Issued:	4/9/2012
Effective:	4/9/2012
Expiration:	6/17/2019

Ohio | Environmental Protection Agency

Division of Air Pollution Control
Permit-to-Install and Operate
for
AMERICAN AUGERS INC

Table of Contents

Ohio Environmental Protection Agency

Authorization

Facility ID: 0303000167
Application Number(s): M0001663
Permit Number: P0109854
Permit Description: Administrative modification to update the VOC content restriction to 3.5 lbs VOC/gallon and use of daily volume weighted average calculation as a method of compliance with the coating VOC content restrictions for K001.
Permit Type: Administrative Modification
Permit Fee: $100.00
Issue Date: 4/9/2012
Effective Date: 4/9/2012
Expiration Date: 6/17/2019
Permit Evaluation Report (PER) Annual Date: Jan 1 - Dec 31, Due Feb 15

This document constitutes issuance to:

AMERICAN AUGERS INC
135 US RTE 42
P.O. Box 814
West Salem, OH 44287

of a Permit-to-Install and Operate for the emissions unit(s) identified on the following page.

Ohio EPA District Office or local air agency responsible for processing and administering your permit:

Ohio EPA DAPC, Northwest District Office
347 North Dunbridge Road
Bowling Green, OH 43402
(419)352-8461

The above named entity is hereby granted this Permit-to-Install and Operate for the air contaminant source(s) (emissions unit(s)) listed in this section pursuant to Chapter 3745-31 of the Ohio Administrative Code. Issuance of this permit does not constitute expressed or implied approval or agreement that, if constructed or modified in accordance with the plans included in the application, the described emissions unit(s) will operate in compliance with applicable State and federal laws and regulations.

This permit is granted subject to the conditions attached hereto.

Ohio Environmental Protection Agency

Scott J. Nally
Director

Authorization (continued)

Permit Number: P0109854
Permit Description: Administrative modification to update the VOC content restriction to 3.5 lbs VOC/gallon and use of daily volume weighted average calculation as a method of compliance with the coating VOC content restrictions for K001.

Permits for the following Emissions Unit(s) or groups of Emissions Units are in this document as indicated below:

Emissions Unit ID:	**K001**
Company Equipment ID:	Paint booth
Superseded Permit Number:	P0105052
General Permit Category and Type:	Not Applicable

A. Standard Terms and Conditions

1. What does this permit-to-install and operate ("PTIO") allow me to do?

This permit allows you to install and operate the emissions unit(s) identified in this PTIO. You must install and operate the unit(s) in accordance with the application you submitted and all the terms and conditions contained in this PTIO, including emission limits and those terms that ensure compliance with the emission limits (for example, operating, recordkeeping and monitoring requirements).

2. Who is responsible for complying with this permit?

The person identified on the "Authorization" page, above, is responsible for complying with this permit until the permit is revoked, terminated, or transferred. "Person" means a person, firm, corporation, association, or partnership. The words "you," "your," or "permittee" refer to the "person" identified on the "Authorization" page above.

The permit applies only to the emissions unit(s) identified in the permit. If you install or modify any other equipment that requires an air permit, you must apply for an additional PTIO(s) for these sources.

3. What records must I keep under this permit?

You must keep all records required by this permit, including monitoring data, test results, strip-chart recordings, calibration data, maintenance records, and any other record required by this permit for five years from the date the record was created. You can keep these records electronically, provided they can be made available to Ohio EPA during an inspection at the facility. Failure to make requested records available to Ohio EPA upon request is a violation of this permit requirement.

4. What are my permit fees and when do I pay them?

There are two fees associated with permitted air contaminant sources in Ohio:

PTIO fee. This one-time fee is based on a fee schedule in accordance with Ohio Revised Code (ORC) section 3745.11, or based on a time and materials charge for permit application review and permit processing if required by the Director.

You will be sent an invoice for this fee after you receive this PTIO and payment is due within 30 days of the invoice date. You are required to pay the fee for this PTIO even if you do not install or modify your operations as authorized by this permit.

Annual emissions fee. Ohio EPA will assess a separate fee based on the total annual emissions from your facility. You self-report your emissions in accordance with Ohio Administrative Code (OAC) Chapter 3745-78. This fee assessed is based on a fee schedule in ORC section 3745.11 and funds Ohio EPA's permit compliance oversight activities. Unless otherwise specified, facilities subject to one or more synthetic minor restrictions must use Ohio EPA's "Air Services" to submit annual emissions associated with this permit requirement. Ohio EPA will notify you when it is time to report your emissions and to pay your annual emission fees.

5. When does my PTIO expire, and when do I need to submit my renewal application?

This permit expires on the date identified at the beginning of this permit document (see "Authorization" page above) and you must submit a renewal application to renew the permit. Ohio EPA will send a renewal notice to you approximately six months prior to the expiration date of this permit. However, it is

very important that you submit a complete renewal permit application (postmarked prior to expiration of this permit) even if you do not receive the renewal notice.

If a complete renewal application is submitted before the expiration date, Ohio EPA considers this a timely application for purposes of ORC section 119.06, and you are authorized to continue operating the emissions unit(s) covered by this permit beyond the expiration date of this permit until final action is taken by Ohio EPA on the renewal application.

6. **What happens to this permit if my project is delayed or I do not install or modify my source?**

This PTIO expires 18 months after the issue date identified on the "Authorization" page above unless otherwise specified if you have not (1) started constructing the new or modified emission sources identified in this permit, or (2) entered into a binding contract to undertake such construction. This deadline can be extended by up to 12 months, provided you apply to Ohio EPA for this extension within a reasonable time before the 18-month period has ended and you can show good cause for any such extension.

7. **What reports must I submit under this permit?**

An annual permit evaluation report (PER) is required in addition to any malfunction reporting required by OAC rule 3745-15-06 or other specific rule-based reporting requirement identified in this permit. Your PER due date is identified in the Authorization section of this permit.

8. **If I am required to obtain a Title V operating permit in the future, what happens to the operating provisions and PER obligations under this permit?**

If you are required to obtain a Title V permit under OAC Chapter 3745-77 in the future, the permit-to-operate portion of this permit will be superseded by the issued Title V permit. From the effective date of the Title V permit forward, this PTIO will effectively become a PTI (permit-to-install) in accordance with OAC rule 3745-31-02(B). The following terms and conditions will no longer be applicable after issuance of the Title V permit: Section B, Term 1.b) and Section C, for each emissions unit, Term a)(2).

The PER requirements in this permit remain effective until the date the Title V permit is issued and is effective, and cease to apply after the effective date of the Title V permit. The final PER obligation will cover operations up to the effective date of the Title V permit and must be submitted on or before the submission deadline identified in this permit on the last day prior to the effective date of the Title V permit.

9. **What are my obligations when I perform scheduled maintenance on air pollution control equipment?**

You must perform scheduled maintenance of air pollution control equipment in accordance with OAC rule 3745-15-06(A). If scheduled maintenance requires shutting down or bypassing any air pollution control equipment, you must also shut down the emissions unit(s) served by the air pollution control equipment during maintenance, unless the conditions of OAC rule 3745-15-06(A)(3) are met. Any emissions that exceed permitted amount(s) under this permit (unless specifically exempted by rule) must be reported as deviations in the annual permit evaluation report (PER), including nonexempt excess emissions that occur during approved scheduled maintenance.

10. Do I have to report malfunctions of emissions units or air pollution control equipment? If so, how must I report?

If you have a reportable malfunction of any emissions unit(s) or any associated air pollution control system, you must report this to the Ohio EPA DAPC, Northwest District Office in accordance with OAC rule 3745-15-06(B). Malfunctions that must be reported are those that result in emissions that exceed permitted emission levels. It is your responsibility to evaluate control equipment breakdowns and operational upsets to determine if a reportable malfunction has occurred.

If you have a malfunction, but determine that it is not a reportable malfunction under OAC rule 3745-15-06(B), it is recommended that you maintain records associated with control equipment breakdown or process upsets. Although it is not a requirement of this permit, Ohio EPA recommends that you maintain records for non-reportable malfunctions.

11. Can Ohio EPA or my local air agency inspect the facility where the emission unit(s) is/are located?

Yes. Under Ohio law, the Director or his authorized representative may inspect the facility, conduct tests, examine records or reports to determine compliance with air pollution laws and regulations and the terms and conditions of this permit. You must provide, within a reasonable time, any information Ohio EPA requests either verbally or in writing.

12. What happens if one or more emissions units operated under this permit is/are shut down permanently?

Ohio EPA can terminate the permit terms associated with any permanently shut down emissions unit. "Shut down" means the emissions unit has been physically removed from service or has been altered in such a way that it can no longer operate without a subsequent "modification" or "installation" as defined in OAC Chapter 3745-31.

You should notify Ohio EPA of any emissions unit that is permanently shut down by submitting[1] a certification that identifies the date on which the emissions unit was permanently shut down. The certification must be submitted by an authorized official from the facility. You cannot continue to operate an emissions unit once the certification has been submitted to Ohio EPA by the authorized official.

You must comply with all recordkeeping and reporting for any permanently shut down emissions unit in accordance with the provisions of the permit, regulations or laws that were enforceable during the period of operation, such as the requirement to submit a PER, air fee emission report, or malfunction report. You must also keep all records relating to any permanently shutdown emissions unit, generated while the emissions unit was in operation, for at least five years from the date the record was generated.

Again, you cannot resume operation of any emissions unit certified by the authorized official as being permanently shut down without first applying for and obtaining a permit pursuant to OAC Chapter 3745-31.

[1] Permittees that use Ohio EPA's "Air Services" can mark the affected emissions unit(s) as "permanently shutdown" in the facility profile along with the date the emissions unit(s) was permanently removed and/or disabled. Submitting the facility profile update will constitute notifying of the permanent shutdown of the affected emissions unit(s).

13. Can I transfer this permit to a new owner or operator?

You can transfer this permit to a new owner or operator. If you transfer the permit, you must follow the procedures in OAC Chapter 3745-31, including notifying Ohio EPA or the local air agency of the change in ownership or operator. Any transferee of this permit must assume the responsibilities of the transferor permit holder.

14. Does compliance with this permit constitute compliance with OAC rule 3745-15-07, "air pollution nuisance"?

This permit and OAC rule 3745-15-07 prohibit operation of the air contaminant source(s) regulated under this permit in a manner that causes a nuisance. Ohio EPA can require additional controls or modification of the requirements of this permit through enforcement orders or judicial enforcement action if, upon investigation, Ohio EPA determines existing operations are causing a nuisance.

15. What happens if a portion of this permit is determined to be invalid?

If a portion of this permit is determined to be invalid, the remainder of the terms and conditions remain valid and enforceable. The exception is where the enforceability of terms and conditions are dependent on the term or condition that was declared invalid.

B. Facility-Wide Terms and Conditions

1. This permit document constitutes a permit-to-install issued in accordance with ORC 3704.03(F) and a permit-to-operate issued in accordance with ORC 3704.03(G).

   a) For the purpose of a permit-to-install document, the facility-wide terms and conditions identified below are federally enforceable with the exception of those listed below which are enforceable under state law only.

      (1) None.

   b) For the purpose of a permit-to-operate document, the facility-wide terms and conditions identified below are enforceable under state law only with the exception of those listed below which are federally enforceable.

      (1) None.

2. The permittee is advised that this facility may be subject to the "Generally Available Control Technology" (GACT) requirements under 40 CFR Part 63, Subpart HHHHHH (National Emissions Standards for Hazardous Air Pollutants: Paint Stripping and Miscellaneous Surface Coating Operations at Area Sources) and/or 40 CFR Part 63, Subpart XXXXXX (National Emissions Standards for Hazardous Air Pollutants: Area Source Standards for Nine Metal Fabrication and Finishing Source Categories).

   It should be noted that the enforcement authority of the GACT requirements is not delegated to Ohio EPA at the time of this permit processing. The complete requirements of this rule (including the Part 63 General Provisions) may be accessed via the Internet from the Electronic code of Federal Regulations (e-CFR) website http://www.ecfr.gpoaccess.gov or by contacting the appropriate Ohio EPA District Office of local air agency.

C. Emissions Unit Terms and Conditions

1. **K001, Paint booth**

Operations, Property and/or Equipment Description:

Paint booth (construction equipment)

a) This permit document constitutes a permit-to-install issued in accordance with ORC 3704.03(F) and a permit-to-operate issued in accordance with ORC 3704.03(G).

(1) For the purpose of a permit-to-install document, the emissions unit terms and conditions identified below are federally enforceable with the exception of those listed below which are enforceable under state law only.

a. b)(1)d. and d)(8)

(2) For the purpose of a permit-to-operate document, the emissions unit terms and conditions identified below are enforceable under state law only with the exception of those listed below which are federally enforceable.

a. None.

b) Applicable Emissions Limitations and/or Control Requirements

(1) The specific operations(s), property, and/or equipment that constitute each emissions unit along with the applicable rules and/or requirements and with the applicable emissions limitations and/or control measures. Emissions from each unit shall not exceed the listed limitations, and the listed control measures shall be specified in narrative form following the table.

	Applicable Rules/Requirements	Applicable Emissions Limitations/Control Measures
a.	OAC rule 3745-31-05(A)(3)(a)	3.88 lbs volatile organic compounds (VOC)/hr & 16.99 tons VOC/yr from coating operations <u>Combustion emissions</u> 0.51 lbs nitrogen oxides (NOx)/hr & 2.23 tons NOx/yr [See b)(2)a.] 0.43 lbs carbon monoxide (CO)/hr & 1.88 tons CO/yr [See b)(2)a.] See b)(2)b.
b.	OAC rule 3745-17-11(C)	See b)(2)c., c)(1) and c)(2)
c.	OAC rule 3745-21-09(U)(1)(c)	3.5 pounds of VOC per gallon of coating calculated as a daily volume-weighted average, excluding water and exempt solvents, for an extreme performance coating

d.	ORC 3704.03(F)(4)(b) OAC rule 3745-114-01	See d)(8)

(2) Additional Terms and Conditions

a. CO and NOx are emitted as products of combustion from a natural gas curing oven serving the emissions unit. Other products of combustion (i.e. sulfur dioxide, etc.) were negligible and were not considered in this permitting action.

b. The requirements of this rule also include compliance with the requirements of OAC rule 3745-17-11(C) and OAC rule 3745-21-09(U)(1)(i).

c. The permittee shall install and operate a dry particulate filter system whenever this emissions unit is in operation.

d. The hourly emission limitations represent the potential to emit for this emissions unit. Therefore, no monitoring, recordkeeping, or reporting requirements are necessary to ensure compliance with this emission limitation.

c) Operational Restrictions

(1) The permittee shall install, operate, and maintain a dry particulate filter system for the surface coating operations in accordance with the manufacturer□s recommendations, instructions, and/or operating manual(s) with any modifications deemed necessary by the permittee. The dry particulate filter shall be employed during all periods of coating application to control particulate emissions.

(2) The permittee shall expeditiously repair the dry particulate filter or otherwise return it to normal operations, as recommended by the manufacturer with any modifications deemed necessary by the permittee, whenever it is determined that the control device is not operating in accordance with these requirements.

d) Monitoring and/or Recordkeeping Requirements

(1) The permittee shall maintain documentation of the manufacturer's recommendations, instructions, or operating manuals for the dry particulate filter, along with documentation of any modifications deemed necessary by the permittee. These documents shall be maintained at the facility and shall be made available to the appropriate Ohio EPA District Office or local air agency upon request.

(2) The permittee shall conduct periodic inspections of the dry particulate filter to determine whether it is operating in accordance with the manufacturer□s recommendations, instructions, or operating manuals with any modifications deemed necessary by the permittee or operator. These inspections shall be performed at a frequency that shall be based upon the recommendation of the manufacturer and the permittee shall maintain a copy of the manufacturer□s recommended inspection frequency and it shall be made available to the Ohio EPA upon request.

(3) In addition to the recommended periodic inspections, not less than once each calendar year the permittee shall conduct a comprehensive inspection of the dry particulate filter while the emissions unit is shut down and perform any needed maintenance and repair to ensure that it is operated in accordance with the manufacturer's recommendations.

(4) The permittee shall document each inspection (periodic and annual) of the dry particulate filter system and shall maintain the following information:

a. the date of the inspection;
b. a description of each/any problem identified and the date it was corrected;
c. a description of any maintenance and repairs performed; and
d. the name of person who performed the inspection.

These records shall be maintained at the facility for not less than five years from the date the inspection and any necessary maintenance or repairs were completed and shall be made available to the appropriate Ohio EPA District Office or local air agency upon request.

(5) The permittee shall maintain records that document any time periods when the dry particulate filter was not in service when the emissions unit(s) was/were in operation, as well as, a record of all operations during which the dry particulate filter was not operated according to the manufacturer□s recommendations with any documented modifications made by the permittee. These records shall be maintained for a period of not less than five years and shall be made available to the Ohio EPA upon request.

(6) The permittee shall maintain daily records of the following information for this emissions unit:

a. the name and identification number of each coating employed;

b. the VOC content of each coating (excluding water and exempt solvents), as applied, in lbs/gal [the VOC content excluding water and exempt solvents shall be calculated in accordance with the equation specified in paragraph (B)(8) of OAC rule 3745-21-10 for $C_{VOC,2}$]; and

c. the daily volume-weighted average VOC content of all the coatings, as applied, calculated in accordance with the equation specified in paragraph (B)(9) of OAC rule 3745-21-10 for CVOC,2.

(7) The permittee shall maintain monthly records for the following information for this emission unit:

a. the name and identification number of each coating employed;

b. the VOC content of each coating employed, in lbs/gallon, as applied;

c. the number of gallons of each coating employed;

d. the VOC emission rate for each coating [d)(7)a. x d)(7)b.], in lbs/month;

e. the total monthly VOC emission rate for all coatings employed, in tons [summation of d)(7)c. for all coatings]; and

f. the annual, year-to-date VOC emission rate for all coatings employed, [summation of d)(7)d. for each calendar month to date from January to December], in tons.

(8) Modeling to demonstrate compliance with, the Toxic Air Contaminant Statute, ORC 3704.03(F)(4)(b), was not necessary because the emissions units maximum annual emissions for each toxic air contaminant, as defined in OAC rule 3745-114-01, will be less than 1.0 ton per year. OAC Chapter 3745-31 requires permittees to apply for and obtain a new or modified permit to install and operate (PTIO) prior to making a "modification" as defined by OAC rule 3745-31-01. The permittee is hereby advised that changes in the composition of the materials, or use of new materials, that would cause the emissions of any toxic air contaminant to increase to above 1.0 ton per year may require the permittee to apply for and obtain a new PTIO.

e) Reporting Requirements

(1) The permittee shall notify the Northwest District Office in writing of each daily record showing a daily volume-weighted average greater than 3.5 pounds of VOC per gallon, as applied, excluding water and exempt solvents. The notification shall include a copy of such record and shall be sent to the Northwest District Office within 30 days following the end of the calendar month.

(2) Annual Permit Evaluation Report (PER) forms will be mailed to the permittee at the end of the reporting period specified in the Authorization section of this permit. The permittee shall submit the PER in the form and manner provided by the director by the due date identified in the Authorization section of this permit. The permit evaluation report shall cover a reporting period of no more than twelve-months for each air contaminant source identified in this permit.

f) Testing Requirements

(1) Compliance with the emission limitations in Section b)(1) of these terms and conditions shall be determined in accordance with the following methods:

a. <u>Emission Limitation</u>

3.88 lbs volatile organic compounds (VOC)/hr

<u>Applicable Compliance Method</u>

The hourly emission limitation represents the potential to emit* of the emissions unit. Therefore, no record keeping and deviation reporting are required to ensure compliance with this limitation. If required, the permittee shall demonstrate compliance with the hourly emission limitation by testing in accordance with USEPA Methods 1-4 and 18, 25, or 25A, as applicable, of 40 CFR Part 60, Appendix A.

*The potential to emit is based on a worst-case coating operation involving a maximum coating usage rate of 2.00 gallons per hour and a maximum VOC content of 1.94 pounds per gallon.

b. Emission Limitation

16.99 tons VOC/yr

Applicable Compliance Method

Compliance with the annual allowable VOC emission limitation above shall be based upon the record keeping requirements specified in d)(7).

c. Emission Limitation

0.51 lbs nitrogen oxides (NOx)/hr

Applicable Compliance Method

The hourly emission limitation represents the potential to emit* of the emissions unit. Therefore, no record keeping and deviation reporting are required to ensure compliance with this limitation. If required, the permittee shall demonstrate compliance with the hourly emission limitation by testing in accordance with USEPA Methods 1-4 and 7 of 40 CFR Part 60, Appendix A.

*The potential to emit is determined by multiplying a maximum heat input of 5.2 mmBtu/hr by an emission factor of 0.098 lbs NOx/mmBtu [AP-42 Chapter 1.4, (07/98)].

d. Emission Limitation

2.23 tons NOx/yr

Applicable Compliance Method

The annual emission limitation was developed by multiplying the hourly emission rate by a maximum operating schedule of 8760 hours/year, and then applying the conversion factor of 2000 lb/ton. Therefore, if compliance is shown with the lbs NOx/hr limitation, compliance with the annual limitation shall be assumed.

e. Emission Limitation

0.43 lbs carbon monoxide (CO)/hr

Applicable Compliance Method

The hourly emission limitation represents the potential to emit* of the emissions unit. Therefore, no record keeping and deviation reporting are required to ensure compliance with this limitation. If required, the permittee shall demonstrate compliance with the hourly emission limitation by testing in accordance with USEPA Methods 1-4 and 10 of 40 CFR Part 60, Appendix A.

*The potential to emit is determined by multiplying a maximum heat input of 5.2 mmBtu/hr by an emission factor of 0.082 lbs CO/mmBtu [AP-42 Chapter 1.4, (07/98)].

f. Emission Limitation

1.88 tons CO/yr

Applicable Compliance Method

The annual emission limitation was developed by multiplying the hourly emission rate by a maximum operating schedule of 8760 hours/year, and then applying the conversion factor of 2000 lb/ton. Therefore, if compliance is shown with the lbs CO/hr limitation, compliance with the annual limitation shall be assumed.

g. Emission Limitation

3.5 pounds of VOC per gallon of coating calculated as a daily volume-weighted average, excluding water and exempt solvents, for an extreme performance coating

Applicable Compliance Method

Compliance shall be based upon the record keeping requirements in section d)(6). Formulation data or U.S. EPA Method 24 shall be used to determine the VOC content of the coatings.

g) Miscellaneous Requirements

(1) None.

Ohio Environmental Protection Agency

FINAL

Division of Air Pollution Control
Permit-to-Install and Operate
for
AMERICAN AUGERS INC

Facility ID:	0303000167
Permit Number:	P0109855
Permit Type:	Administrative Modification
Issued:	4/9/2012
Effective:	4/9/2012
Expiration:	6/17/2019

Ohio | Environmental Protection Agency

Division of Air Pollution Control
Permit-to-Install and Operate
for
AMERICAN AUGERS INC

Table of Contents

Authorization

Facility ID: 0303000167
Application Number(s): M0001664
Permit Number: P0109855
Permit Description: Administrative modification to update the VOC content restriction to 3.5 lbs VOC/gallon and use of daily volume-weighted average calculation as a method of compliance with the coating VOC content restrictions for K003 and K004.
Permit Type: Administrative Modification
Permit Fee: $200.00
Issue Date: 4/9/2012
Effective Date: 4/9/2012
Expiration Date: 6/17/2019
Permit Evaluation Report (PER) Annual Date: Jan 1 - Dec 31, Due Feb 15

This document constitutes issuance to:

AMERICAN AUGERS INC
135 US RTE 42
P.O. Box 814
West Salem, OH 44287

of a Permit-to-Install and Operate for the emissions unit(s) identified on the following page.

Ohio EPA District Office or local air agency responsible for processing and administering your permit:

Ohio EPA DAPC, Northwest District Office
347 North Dunbridge Road
Bowling Green, OH 43402
(419)352-8461

The above named entity is hereby granted this Permit-to-Install and Operate for the air contaminant source(s) (emissions unit(s)) listed in this section pursuant to Chapter 3745-31 of the Ohio Administrative Code. Issuance of this permit does not constitute expressed or implied approval or agreement that, if constructed or modified in accordance with the plans included in the application, the described emissions unit(s) will operate in compliance with applicable State and federal laws and regulations.

This permit is granted subject to the conditions attached hereto.

Ohio Environmental Protection Agency

Scott J. Nally
Director

Authorization (continued)

Permit Number: P0109855
Permit Description: Administrative modification to update the VOC content restriction to 3.5 lbs VOC/gallon and use of daily volume-weighted average calculation as a method of compliance with the coating VOC content restrictions for K003 and K004.

Permits for the following Emissions Unit(s) or groups of Emissions Units are in this document as indicated below:

Emissions Unit ID:	**K003**
Company Equipment ID:	K003
Superseded Permit Number:	P0104809
General Permit Category and Type:	Not Applicable
Emissions Unit ID:	**K004**
Company Equipment ID:	K004
Superseded Permit Number:	P0104809
General Permit Category and Type:	Not Applicable

A. Standard Terms and Conditions

1. **What does this permit-to-install and operate ("PTIO") allow me to do?**

This permit allows you to install and operate the emissions unit(s) identified in this PTIO. You must install and operate the unit(s) in accordance with the application you submitted and all the terms and conditions contained in this PTIO, including emission limits and those terms that ensure compliance with the emission limits (for example, operating, recordkeeping and monitoring requirements).

2. **Who is responsible for complying with this permit?**

The person identified on the "Authorization" page, above, is responsible for complying with this permit until the permit is revoked, terminated, or transferred. "Person" means a person, firm, corporation, association, or partnership. The words "you," "your," or "permittee" refer to the "person" identified on the "Authorization" page above.

The permit applies only to the emissions unit(s) identified in the permit. If you install or modify any other equipment that requires an air permit, you must apply for an additional PTIO(s) for these sources.

3. **What records must I keep under this permit?**

You must keep all records required by this permit, including monitoring data, test results, strip-chart recordings, calibration data, maintenance records, and any other record required by this permit for five years from the date the record was created. You can keep these records electronically, provided they can be made available to Ohio EPA during an inspection at the facility. Failure to make requested records available to Ohio EPA upon request is a violation of this permit requirement.

4. **What are my permit fees and when do I pay them?**

There are two fees associated with permitted air contaminant sources in Ohio:

PTIO fee. This one-time fee is based on a fee schedule in accordance with Ohio Revised Code (ORC) section 3745.11, or based on a time and materials charge for permit application review and permit processing if required by the Director.

You will be sent an invoice for this fee after you receive this PTIO and payment is due within 30 days of the invoice date. You are required to pay the fee for this PTIO even if you do not install or modify your operations as authorized by this permit.

Annual emissions fee. Ohio EPA will assess a separate fee based on the total annual emissions from your facility. You self-report your emissions in accordance with Ohio Administrative Code (OAC) Chapter 3745-78. This fee assessed is based on a fee schedule in ORC section 3745.11 and funds Ohio EPA's permit compliance oversight activities. Unless otherwise specified, facilities subject to one or more synthetic minor restrictions must use Ohio EPA's "Air Services" to submit annual emissions associated with this permit requirement. Ohio EPA will notify you when it is time to report your emissions and to pay your annual emission fees.

5. **When does my PTIO expire, and when do I need to submit my renewal application?**

This permit expires on the date identified at the beginning of this permit document (see "Authorization" page above) and you must submit a renewal application to renew the permit. Ohio EPA will send a renewal notice to you approximately six months prior to the expiration date of this permit. However, it is

very important that you submit a complete renewal permit application (postmarked prior to expiration of this permit) even if you do not receive the renewal notice.

If a complete renewal application is submitted before the expiration date, Ohio EPA considers this a timely application for purposes of ORC section 119.06, and you are authorized to continue operating the emissions unit(s) covered by this permit beyond the expiration date of this permit until final action is taken by Ohio EPA on the renewal application.

6. **What happens to this permit if my project is delayed or I do not install or modify my source?**

This PTIO expires 18 months after the issue date identified on the "Authorization" page above unless otherwise specified if you have not (1) started constructing the new or modified emission sources identified in this permit, or (2) entered into a binding contract to undertake such construction. This deadline can be extended by up to 12 months, provided you apply to Ohio EPA for this extension within a reasonable time before the 18-month period has ended and you can show good cause for any such extension.

7. **What reports must I submit under this permit?**

An annual permit evaluation report (PER) is required in addition to any malfunction reporting required by OAC rule 3745-15-06 or other specific rule-based reporting requirement identified in this permit. Your PER due date is identified in the Authorization section of this permit.

8. **If I am required to obtain a Title V operating permit in the future, what happens to the operating provisions and PER obligations under this permit?**

If you are required to obtain a Title V permit under OAC Chapter 3745-77 in the future, the permit-to-operate portion of this permit will be superseded by the issued Title V permit. From the effective date of the Title V permit forward, this PTIO will effectively become a PTI (permit-to-install) in accordance with OAC rule 3745-31-02(B). The following terms and conditions will no longer be applicable after issuance of the Title V permit: Section B, Term 1.b) and Section C, for each emissions unit, Term a)(2).

The PER requirements in this permit remain effective until the date the Title V permit is issued and is effective, and cease to apply after the effective date of the Title V permit. The final PER obligation will cover operations up to the effective date of the Title V permit and must be submitted on or before the submission deadline identified in this permit on the last day prior to the effective date of the Title V permit.

9. **What are my obligations when I perform scheduled maintenance on air pollution control equipment?**

You must perform scheduled maintenance of air pollution control equipment in accordance with OAC rule 3745-15-06(A). If scheduled maintenance requires shutting down or bypassing any air pollution control equipment, you must also shut down the emissions unit(s) served by the air pollution control equipment during maintenance, unless the conditions of OAC rule 3745-15-06(A)(3) are met. Any emissions that exceed permitted amount(s) under this permit (unless specifically exempted by rule) must be reported as deviations in the annual permit evaluation report (PER), including nonexempt excess emissions that occur during approved scheduled maintenance.

10. Do I have to report malfunctions of emissions units or air pollution control equipment? If so, how must I report?

If you have a reportable malfunction of any emissions unit(s) or any associated air pollution control system, you must report this to the Ohio EPA DAPC, Northwest District Office in accordance with OAC rule 3745-15-06(B). Malfunctions that must be reported are those that result in emissions that exceed permitted emission levels. It is your responsibility to evaluate control equipment breakdowns and operational upsets to determine if a reportable malfunction has occurred.

If you have a malfunction, but determine that it is not a reportable malfunction under OAC rule 3745-15-06(B), it is recommended that you maintain records associated with control equipment breakdown or process upsets. Although it is not a requirement of this permit, Ohio EPA recommends that you maintain records for non-reportable malfunctions.

11. Can Ohio EPA or my local air agency inspect the facility where the emission unit(s) is/are located?

Yes. Under Ohio law, the Director or his authorized representative may inspect the facility, conduct tests, examine records or reports to determine compliance with air pollution laws and regulations and the terms and conditions of this permit. You must provide, within a reasonable time, any information Ohio EPA requests either verbally or in writing.

12. What happens if one or more emissions units operated under this permit is/are shut down permanently?

Ohio EPA can terminate the permit terms associated with any permanently shut down emissions unit. "Shut down" means the emissions unit has been physically removed from service or has been altered in such a way that it can no longer operate without a subsequent "modification" or "installation" as defined in OAC Chapter 3745-31.

You should notify Ohio EPA of any emissions unit that is permanently shut down by submitting[1] a certification that identifies the date on which the emissions unit was permanently shut down. The certification must be submitted by an authorized official from the facility. You cannot continue to operate an emissions unit once the certification has been submitted to Ohio EPA by the authorized official.

You must comply with all recordkeeping and reporting for any permanently shut down emissions unit in accordance with the provisions of the permit, regulations or laws that were enforceable during the period of operation, such as the requirement to submit a PER, air fee emission report, or malfunction report. You must also keep all records relating to any permanently shutdown emissions unit, generated while the emissions unit was in operation, for at least five years from the date the record was generated.

Again, you cannot resume operation of any emissions unit certified by the authorized official as being permanently shut down without first applying for and obtaining a permit pursuant to OAC Chapter 3745-31.

---

[1] Permittees that use Ohio EPA's "Air Services" can mark the affected emissions unit(s) as "permanently shutdown" in the facility profile along with the date the emissions unit(s) was permanently removed and/or disabled. Submitting the facility profile update will constitute notifying of the permanent shutdown of the affected emissions unit(s).

13. Can I transfer this permit to a new owner or operator?

You can transfer this permit to a new owner or operator. If you transfer the permit, you must follow the procedures in OAC Chapter 3745-31, including notifying Ohio EPA or the local air agency of the change in ownership or operator. Any transferee of this permit must assume the responsibilities of the transferor permit holder.

14. Does compliance with this permit constitute compliance with OAC rule 3745-15-07, "air pollution nuisance"?

This permit and OAC rule 3745-15-07 prohibit operation of the air contaminant source(s) regulated under this permit in a manner that causes a nuisance. Ohio EPA can require additional controls or modification of the requirements of this permit through enforcement orders or judicial enforcement action if, upon investigation, Ohio EPA determines existing operations are causing a nuisance.

15. What happens if a portion of this permit is determined to be invalid?

If a portion of this permit is determined to be invalid, the remainder of the terms and conditions remain valid and enforceable. The exception is where the enforceability of terms and conditions are dependent on the term or condition that was declared invalid.

B. Facility-Wide Terms and Conditions

1. This permit document constitutes a permit-to-install issued in accordance with ORC 3704.03(F) and a permit-to-operate issued in accordance with ORC 3704.03(G).

   a) For the purpose of a permit-to-install document, the facility-wide terms and conditions identified below are federally enforceable with the exception of those listed below which are enforceable under state law only.

      (1) None.

   b) For the purpose of a permit-to-operate document, the facility-wide terms and conditions identified below are enforceable under state law only with the exception of those listed below which are federally enforceable.

      (1) None.

2. The permittee is advised that this facility may be subject to the "Generally Available Control Technology" (GACT) requirements under 40 CFR Part 63, Subpart HHHHHH (National Emissions Standards for Hazardous Air Pollutants: Paint Stripping and Miscellaneous Surface Coating Operations at Area Sources) and/or 40 CFR Part 63, Subpart XXXXXX (National Emissions Standards for Hazardous Air Pollutants: Area Source Standards for Nine Metal Fabrication and Finishing Source Categories).

   It should be noted that the enforcement authority of the GACT requirements is not delegated to Ohio EPA at the time of this permit processing. The complete requirements of this rule (including the Part 63 General Provisions) may be accessed via the Internet from the Electronic code of Federal Regulations (e-CFR) website http://www.ecfr.gpoaccess.gov or by contacting the appropriate Ohio EPA District Office of local air agency.

C. Emissions Unit Terms and Conditions

1. **K003, K003**

Operations, Property and/or Equipment Description:

Miscellaneous metal parts spray booth with two, 3.9 mmBtu/hr natural gas fired curing ovens.

a) This permit document constitutes a permit-to-install issued in accordance with ORC 3704.03(F) and a permit-to-operate issued in accordance with ORC 3704.03(G).

(1) For the purpose of a permit-to-install document, the emissions unit terms and conditions identified below are federally enforceable with the exception of those listed below which are enforceable under state law only.

a. b)(1)f. and d)(8).

(2) For the purpose of a permit-to-operate document, the emissions unit terms and conditions identified below are enforceable under state law only with the exception of those listed below which are federally enforceable.

a. None.

b) Applicable Emissions Limitations and/or Control Requirements

(1) The specific operations(s), property, and/or equipment that constitute each emissions unit along with the applicable rules and/or requirements and with the applicable emissions limitations and/or control measures. Emissions from each unit shall not exceed the listed limitations, and the listed control measures shall be specified in narrative form following the table.

	Applicable Rules/Requirements	Applicable Emissions Limitations/Control Measures
a.	OAC rule 3745-31-05(A)(3)(a)	8.73 lbs volatile organic compounds (VOC)/hr & 38.24 tons VOC/yr See b)(2)a.
b.	OAC rule 3745-31-05(A)(3), as effective 11/30/01	See b)(2)b., b)(2)c. and b)(2)d.
c.	OAC rule 3745-31-05(A)(3)(a)(ii), as effective 12/1/06	See b)(2)e.
d.	OAC rule 3745-17-11(C)	See b)(2)g., c)(1) and c)(2)
e.	OAC rule 3745-21-09(U)(1)(c)	3.5 pounds of VOC per gallon of coating calculated as a daily volume-weighted average, excluding water and exempt solvents, for an extreme performance coating
f.	ORC 3704.03(F)(4)(b) OAC rule 3745-114-01	See d)(8)

(2) Additional Terms and Conditions

a. The requirements of this rule also include compliance with the requirements of OAC rule 3745-21-09(U)(1)(c) and OAC rule 3745-17-11(C).

b. The "Best Available Technology (BAT)" requirements under OAC rule 3745-31-05(A)(3)(a) are not applicable to the particulate emissions (PE) emitted from this emissions unit [PE is emitted in the form of filterable particulate matter 10 microns or less in size (PM_{10})]. BAT is only applicable to emissions of an air contaminant or precursor of an air contaminant for which a national ambient air quality standard (NAAQS) has been adopted under the Clean Air Act. Particulate emissions (also referred to as total suspended particulate or particulate matter) is an air contaminant that does not involve an established NAAQS.

c. The PM_{10}, carbon monoxide (CO), sulfur dioxide (SO_2) and nitrogen oxide (NOx) emissions are negligible and were not considered in this permitting action.

d. The permittee has satisfied the Best Available Technology (BAT) requirements for VOC emissions pursuant to OAC paragraph 3745-31-05(A)(3), as effective November 30, 2001, in this permit. On December 1, 2006, paragraph (A)(3) of OAC rule 3745-31-05 was revised to conform to ORC changes effective August 3, 2006 (S.B. 265 changes), such that BAT is no longer required by State regulations for NAAQS pollutants less than ten tons per year. However, that rule revision has not yet been approved by U.S. EPA as a revision to Ohio's State Implementation Plan (SIP). Therefore, until the SIP revision occurs and the U.S. EPA approves the revisions to OAC rule 3745-31-05, the requirement to satisfy BAT still exists as part of the federally-approved SIP for Ohio. Once U.S. EPA approves the December 1, 2006 version of 3745-31-05, then these emission limits/control measures no longer apply.

e. This rule paragraph applies once U.S. EPA approves the December 1, 2006 version of OAC rule 3745-31-05 as part of the State Implementation Plan.

Best Available Technology (BAT) requirements under OAC rule 3745-31-05(A)(3)(a) do not apply to PM_{10}, CO, SO_2 and NOx from this emissions unit since the calculated annual emissions for PM_{10}, CO, SO_2 and NOx are each less than ten tons per year.

f. The hourly emission limitation represents the potential to emit for this emissions unit. Therefore, no monitoring, recordkeeping, or reporting requirements are necessary to ensure compliance with this emission limitation.

g. The permittee shall install and operate a dry particulate filter system whenever this emissions unit is in operation.

c) Operational Restrictions

(1) The permittee shall install, operate, and maintain a dry particulate filter system for the surface coating operations in accordance with the manufacturer's recommendations, instructions, and/or operating manual(s) with any modifications deemed necessary by

the permittee. The dry particulate filter shall be employed during all periods of coating application to control particulate emissions.

(2) The permittee shall expeditiously repair the dry particulate filter or otherwise return it to normal operations, as recommended by the manufacturer with any modifications deemed necessary by the permittee, whenever it is determined that the control device is not operating in accordance with these requirements.

d) Monitoring and/or Recordkeeping Requirements

(1) The permittee shall maintain documentation of the manufacturer's recommendations, instructions, or operating manuals for the dry particulate filter, along with documentation of any modifications deemed necessary by the permittee. These documents shall be maintained at the facility and shall be made available to the appropriate Ohio EPA District Office or local air agency upon request.

(2) The permittee shall conduct periodic inspections of the dry particulate filter to determine whether it is operating in accordance with the manufacturer□s recommendations, instructions, or operating manuals with any modifications deemed necessary by the permittee or operator. These inspections shall be performed at a frequency that shall be based upon the recommendation of the manufacturer and the permittee shall maintain a copy of the manufacturer□s recommended inspection frequency and it shall be made available to the Ohio EPA upon request.

(3) In addition to the recommended periodic inspections, not less than once each calendar year the permittee shall conduct a comprehensive inspection of the dry particulate filter while the emissions unit is shut down and perform any needed maintenance and repair to ensure that it is operated in accordance with the manufacturer's recommendations.

(4) The permittee shall document each inspection (periodic and annual) of the dry particulate filter system and shall maintain the following information:

a. the date of the inspection;
b. a description of each/any problem identified and the date it was corrected;
c. a description of any maintenance and repairs performed; and
d. the name of person who performed the inspection.

These records shall be maintained at the facility for not less than five years from the date the inspection and any necessary maintenance or repairs were completed and shall be made available to the appropriate Ohio EPA District Office or local air agency upon request.

(5) The permittee shall maintain records that document any time periods when the dry particulate filter was not in service when the emissions unit(s) was/were in operation, as well as, a record of all operations during which the dry particulate filter was not operated according to the manufacturer□s recommendations with any documented modifications made by the permittee. These records shall be maintained for a period of not less than five years and shall be made available to the Ohio EPA upon request.

(6) The permittee shall maintain daily records of the following information for this emissions unit:

a. the name and identification number of each coating employed;

b. the VOC content of each coating (excluding water and exempt solvents), as applied, in lbs/gal [the VOC content excluding water and exempt solvents shall be calculated in accordance with the equation specified in paragraph (B)(8) of OAC rule 3745-21-10 for $C_{VOC,2}$]; and

c. the daily volume-weighted average VOC content of all the coatings, as applied, calculated in accordance with the equation specified in paragraph (B)(9) of OAC rule 3745-21-10 for CVOC,2.

(7) The permittee shall maintain monthly records of the following information for this emission unit:

a. the name and identification number of each coating employed;

b. the VOC content of each coating employed, in lbs/gallon, as applied;

c. the number of gallons of each coating employed;

d. the VOC emission rate for each coating [d)(7)b. x d)(7)c.], in lbs/month;

e. the total monthly VOC emission rate for all coatings employed, in tons [summation of d)(7)d. for all coatings]; and

f. the annual, year-to-date VOC emission rate for all coatings employed, [summation of d)(7)e. for each calendar month to date from January to December], in tons.

(8) Modeling to demonstrate compliance with, the Toxic Air Contaminant Statute, ORC 3704.03(F)(4)(b), was not necessary because the emissions units maximum annual emissions for each toxic air contaminant, as defined in OAC rule 3745-114-01, will be less than 1.0 ton per year. OAC Chapter 3745-31 requires permittees to apply for and obtain a new or modified permit to install and operate (PTIO) prior to making a "modification" as defined by OAC rule 3745-31-01. The permittee is hereby advised that changes in the composition of the materials, or use of new materials, that would cause the emissions of any toxic air contaminant to increase to above 1.0 ton per year may require the permittee to apply for and obtain a new PTIO.

e) Reporting Requirements

(1) The permittee shall notify the Northwest District Office in writing of each daily record showing a daily volume-weighted average greater than 3.5 pounds of VOC per gallon, as applied, excluding water and exempt solvents. The notification shall include a copy of such record and shall be sent to the Northwest District Office within 30 days after the exceedance occurs.

(2) The permittee shall submit an annual Permit Evaluation Report (PER) to the Ohio EPA District Office or Local Air Agency by the due date identified in the Authorization section of this permit. The permit evaluation report shall cover a reporting period of no more than twelve-months for each air contaminant source identified in this permit. It is recommended that the PER is submitted electronically through the Ohio EPA's "e-Business Center: Air Services" although PERs can be submitted via U.S. postal service or can be hand delivered.

f) Testing Requirements

(1) Compliance with the Emissions Limitations and/or Control Requirements specified in section b) of these terms and conditions shall be determined in accordance with the following methods:

a. Emission Limitation

8.73 lbs VOC/hr

Applicable Compliance Method

The hourly emission limitation represents the potential to emit* of the emissions unit. Therefore, no record keeping and deviation reporting are required to ensure compliance with this limitation. If required, the permittee shall demonstrate compliance with the hourly emission limitation by testing in accordance with USEPA Methods 1-4 and 18, 25, or 25A, as applicable, of 40 CFR Part 60, Appendix A.

*The potential to emit is based on a worst-case coating operation involving a maximum coating usage rate of 4.50 gallons per hour and a maximum VOC content of 1.94 pounds per gallon.

b. Emission Limitation

38.24 tons VOC/yr

Applicable Compliance Method

Compliance with the annual allowable VOC emission limitation above shall be based upon the record keeping requirements specified in d)(7).

c. Emission Limitation

3.5 pounds of VOC per gallon of coating calculated as a daily volume-weighted average, excluding water and exempt solvents, for an extreme performance coating

Applicable Compliance Method

Compliance shall be based upon the record keeping requirements in section d)(6). Formulation data or U.S. EPA Method 24 shall be used to determine the VOC content of the coatings.

g) Miscellaneous Requirements

(1) None.

2. K004, K004

Operations, Property and/or Equipment Description:

Miscellaneous metal parts spray booth with a 5.2 mmBtu/hr natural gas fired curing oven.

a) This permit document constitutes a permit-to-install issued in accordance with ORC 3704.03(F) and a permit-to-operate issued in accordance with ORC 3704.03(G).

(1) For the purpose of a permit-to-install document, the emissions unit terms and conditions identified below are federally enforceable with the exception of those listed below which are enforceable under state law only.

a. b)(1)f. and d)(8).

(2) For the purpose of a permit-to-operate document, the emissions unit terms and conditions identified below are enforceable under state law only with the exception of those listed below which are federally enforceable.

a. None.

b) Applicable Emissions Limitations and/or Control Requirements

(1) The specific operations(s), property, and/or equipment that constitute each emissions unit along with the applicable rules and/or requirements and with the applicable emissions limitations and/or control measures. Emissions from each unit shall not exceed the listed limitations, and the listed control measures shall be specified in narrative form following the table.

	Applicable Rules/Requirements	Applicable Emissions Limitations/Control Measures
a.	OAC rule 3745-31-05(A)(3)(a)	3.88 lbs volatile organic compounds (VOC)/hr & 16.99 tons VOC/yr See b)(2)a.
b.	OAC rule 3745-31-05(A)(3), as effective 11/30/01	See b)(2)b., b)(2)c. and b)(2)d.
c.	OAC rule 3745-31-05(A)(3)(a)(ii), as effective 12/1/06	See b)(2)e.
d.	OAC rule 3745-17-11(C)	See b)(2)g., c)(1) and c)(2)
e.	OAC rule 3745-21-09(U)(1)(c)	3.5 pounds of VOC per gallon of coating calculated as a daily volume-weighted average, excluding water and exempt solvents, for an extreme performance coating
f.	ORC 3704.03(F)(4)(b) OAC rule 3745-114-01	See d)(8)

(2) Additional Terms and Conditions

a. The requirements of this rule also include compliance with the requirements of OAC rule 3745-21-09(U)(1)(c) and OAC rule 3745-17-11(C).

b. The "Best Available Technology (BAT)" requirements under OAC rule 3745-31-05(A)(3)(a) are not applicable to the particulate emissions (PE) emitted from this emissions unit [PE is emitted in the form of filterable particulate matter 10 microns or less in size (PM_{10})]. BAT is only applicable to emissions of an air contaminant or precursor of an air contaminant for which a national ambient air quality standard (NAAQS) has been adopted under the Clean Air Act. Particulate emissions (also referred to as total suspended particulate or particulate matter) is an air contaminant that does not involve an established NAAQS.

c. The PM_{10}, carbon monoxide (CO), sulfur dioxide (SO_2) and nitrogen oxide (NOx) emissions are negligible and were not considered in this permitting action.

d. The permittee has satisfied the Best Available Technology (BAT) requirements for VOC emissions pursuant to OAC paragraph 3745-31-05(A)(3), as effective November 30, 2001, in this permit. On December 1, 2006, paragraph (A)(3) of OAC rule 3745-31-05 was revised to conform to ORC changes effective August 3, 2006 (S.B. 265 changes), such that BAT is no longer required by State regulations for NAAQS pollutants less than ten tons per year. However, that rule revision has not yet been approved by U.S. EPA as a revision to Ohio's State Implementation Plan (SIP). Therefore, until the SIP revision occurs and the U.S. EPA approves the revisions to OAC rule 3745-31-05, the requirement to satisfy BAT still exists as part of the federally-approved SIP for Ohio. Once U.S. EPA approves the December 1, 2006 version of 3745-31-05, then these emission limits/control measures no longer apply.

e. This rule paragraph applies once U.S. EPA approves the December 1, 2006 version of OAC rule 3745-31-05 as part of the State Implementation Plan.

Best Available Technology (BAT) requirements under OAC rule 3745-31-05(A)(3)(a) do not apply to PM_{10}, CO, SO_2 and NOx from this emissions unit since the calculated annual emissions for PM_{10}, CO, SO_2 and NOx are each less than ten tons per year.

f. The hourly emission limitation represents the potential to emit for this emissions unit. Therefore, no monitoring, recordkeeping, or reporting requirements are necessary to ensure compliance with this emission limitation.

g. The permittee shall install and operate a dry particulate filter system whenever this emissions unit is in operation.

c) Operational Restrictions

(1) The permittee shall install, operate, and maintain a dry particulate filter system for the surface coating operations in accordance with the manufacturer's recommendations, instructions, and/or operating manual(s) with any modifications deemed necessary by

the permittee. The dry particulate filter shall be employed during all periods of coating application to control particulate emissions.

(2) The permittee shall expeditiously repair the dry particulate filter or otherwise return it to normal operations, as recommended by the manufacturer with any modifications deemed necessary by the permittee, whenever it is determined that the control device is not operating in accordance with these requirements.

d) Monitoring and/or Recordkeeping Requirements

(1) The permittee shall maintain documentation of the manufacturer's recommendations, instructions, or operating manuals for the dry particulate filter, along with documentation of any modifications deemed necessary by the permittee. These documents shall be maintained at the facility and shall be made available to the appropriate Ohio EPA District Office or local air agency upon request.

(2) The permittee shall conduct periodic inspections of the dry particulate filter to determine whether it is operating in accordance with the manufacturer□s recommendations, instructions, or operating manuals with any modifications deemed necessary by the permittee or operator. These inspections shall be performed at a frequency that shall be based upon the recommendation of the manufacturer and the permittee shall maintain a copy of the manufacturer□s recommended inspection frequency and it shall be made available to the Ohio EPA upon request.

(3) In addition to the recommended periodic inspections, not less than once each calendar year the permittee shall conduct a comprehensive inspection of the dry particulate filter while the emissions unit is shut down and perform any needed maintenance and repair to ensure that it is operated in accordance with the manufacturer's recommendations.

(4) The permittee shall document each inspection (periodic and annual) of the dry particulate filter system and shall maintain the following information:

a. the date of the inspection;
b. a description of each/any problem identified and the date it was corrected;
c. a description of any maintenance and repairs performed; and
d. the name of person who performed the inspection.

These records shall be maintained at the facility for not less than five years from the date the inspection and any necessary maintenance or repairs were completed and shall be made available to the appropriate Ohio EPA District Office or local air agency upon request.

(5) The permittee shall maintain records that document any time periods when the dry particulate filter was not in service when the emissions unit(s) was/were in operation, as well as, a record of all operations during which the dry particulate filter was not operated according to the manufacturer□s recommendations with any documented modifications made by the permittee. These records shall be maintained for a period of not less than five years and shall be made available to the Ohio EPA upon request.

(6) The permittee shall maintain daily records of the following information for this emissions unit:

a. the name and identification number of each coating employed;

b. the VOC content of each coating (excluding water and exempt solvents), as applied, in lbs/gal [the VOC content excluding water and exempt solvents shall be calculated in accordance with the equation specified in paragraph (B)(8) of OAC rule 3745-21-10 for $C_{VOC,2}$]; and

c. the daily volume-weighted average VOC content of all the coatings, as applied, calculated in accordance with the equation specified in paragraph (B)(9) of OAC rule 3745-21-10 for CVOC,2.

(7) The permittee shall maintain monthly records of the following information for this emissions unit:

a. the name and identification number of each coating employed;

b. the VOC content of each coating employed, in lbs/gallon, as applied;

c. the number of gallons of each coating employed;

d. the VOC emission rate for each coating [d)(7)b. x d)(7)c.], in lbs/month;

e. the total monthly VOC emission rate for all coatings employed, in tons [summation of d)(7)d. for all coatings]; and

f. the annual, year-to-date VOC emission rate for all coatings employed, [summation of d)(7)e. for each calendar month to date from January to December], in tons.

(8) Modeling to demonstrate compliance with, the Toxic Air Contaminant Statute, ORC 3704.03(F)(4)(b), was not necessary because the emissions units maximum annual emissions for each toxic air contaminant, as defined in OAC rule 3745-114-01, will be less than 1.0 ton per year. OAC Chapter 3745-31 requires permittees to apply for and obtain a new or modified permit to install and operate (PTIO) prior to making a "modification" as defined by OAC rule 3745-31-01. The permittee is hereby advised that changes in the composition of the materials, or use of new materials, that would cause the emissions of any toxic air contaminant to increase to above 1.0 ton per year may require the permittee to apply for and obtain a new PTIO.

e) Reporting Requirements

(1) The permittee shall notify the Northwest District Office in writing of each daily record showing a daily volume-weighted average greater than 3.5 pounds of VOC per gallon, as applied, excluding water and exempt solvents. The notification shall include a copy of such record and shall be sent to the Northwest District Office within 30 days after the exceedance occurs.

(2) The permittee shall submit an annual Permit Evaluation Report (PER) to the Ohio EPA District Office or Local Air Agency by the due date identified in the Authorization section of this permit. The permit evaluation report shall cover a reporting period of no more than twelve-months for each air contaminant source identified in this permit. It is recommended that the PER is submitted electronically through the Ohio EPA's "e-Business Center: Air Services" although PERs can be submitted via U.S. postal service or can be hand delivered.

f) Testing Requirements

(1) Compliance with the Emissions Limitations and/or Control Requirements specified in section b) of these terms and conditions shall be determined in accordance with the following methods:

a. Emission Limitation

3.88 lbs VOC/hr

Applicable Compliance Method

The hourly emission limitation represents the potential to emit* of the emissions unit. Therefore, no record keeping and deviation reporting are required to ensure compliance with this limitation. If required, the permittee shall demonstrate compliance with the hourly emission limitation by testing in accordance with USEPA Methods 1-4 and 18, 25, or 25A, as applicable, of 40 CFR Part 60, Appendix A.

*The potential to emit is based on a worst-case coating operation involving a maximum coating usage rate of 2.00 gallons per hour and a maximum VOC content of 1.94 pounds per gallon.

b. Emission Limitation

16.99 tons VOC/yr

Applicable Compliance Method

Compliance with the annual allowable VOC emission limitation above shall be based upon the record keeping requirements specified in d)(7).

c. Emission Limitation

3.5 pounds of VOC per gallon of coating calculated as a daily volume-weighted average, excluding water and exempt solvents, for an extreme performance coating

Applicable Compliance Method

Compliance shall be based upon the record keeping requirements in section d)(6). Formulation data or U.S. EPA Method 24 shall be used to determine the VOC content of the coatings.

g) Miscellaneous Requirements

(1) None.

Ohio EPA

State of Ohio Environmental Protection Agency

LICENSE TO OPERATE OR MAINTAIN A PUBLIC WATER SYSTEM

THE OHIO EPA, PURSUANT TO SECTION 6109.21 OF THE OHIO REVISED CODE, HEREBY ISSUES THIS LICENSE TO OPERATE OR MAINTAIN A PUBLIC WATER SYSTEM TO

AMERICAN AUGERS

PWS ID: OH0333112

THE LICENSEE IS OBLIGATED TO ENSURE THAT THE PUBLIC WATER SYSTEM IS OPERATED AND MAINTAINED IN ACCORDANCE WITH THE REQUIREMENTS OF CHAPTER 6109 OF THE OHIO REVISED CODE, ALL OTHER APPLICABLE STATUTES AND THE ADMINISTRATIVE RULES ADOPTED THEREUNDER.

THIS LICENSE WILL EXPIRE ON JANUARY 30, 2013

APPLICATION FOR RENEWAL IS REQUIRED TO BE SUBMITTED TO THE OHIO EPA AT LEAST THIRTY DAYS PRIOR TO THIS DATE.

EFFECTIVE DATE: **JANUARY 1, 2012**

EXPIRATION DATE: **JANUARY 30, 2013**

LICENSE NUMBER: **0333112-838063-2012**

Scott J. Nally, Director

Schedule 3.25(a)

Top Five Customers

Schedule 3.25(a) Top Customers

Year Ended 12/31/2011

Customer #	Customer Name		Sales
CHINAH	CHINA HUANQIU CONTRACTING & ENGRG CORP	$	3,643,720
QAHTAN	MIZAT THRUST BORING		3,066,787
MONTIN	MONTINPETROL S.A.		2,860,745
SQM	SQM SALAR SA		2,833,247
DIREC7	DIRECTHIT TRENCHLESS PTY LTD		2,451,798

Schedule 3.25(b)

Top Five Suppliers

Schedule 3.25(b) Top Suppliers

Year Ended 12/31/2011

Vendor
SG MORRIS CO.
KENILWORTH STEEL
OHIO CAT
KRAFT FLUID SYSTEMS INC
INDUSTRIAL TUBE